CONFORMED COPY

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E. 11-1-06

For the month of November, 2006
Commission File Number 0-99

PETROLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes__ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes X No__

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No X

mm

The following represents an English translation of the financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the nine months ended September 30, 2006.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2006

PETRÓLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

AT SEPTEMBER 30, 2006 AND 2005

(Thousands of Pesos)

CONSOLIDATED

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**1,139,197,759**	**100**	**1,085,350,825**	**100**
2	**CURRENT ASSETS**	**344,442,152**	**30**	**320,038,130**	**29**
3	CASH AND SHORT-TERM INVESTMENTS	106,905,377	9	116,088,945	11
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	83,743,960	7	86,513,651	8
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	86,047,764	8	52,272,880	5
6	INVENTORIES	65,330,675	6	54,652,149	5
7	OTHER CURRENT ASSETS	2,414,376	0	10,510,505	1
8	**LONG - TERM**	**32,074,778**	**3**	**30,509,428**	**3**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	931,442	0	165,782	0
10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	30,996,709	3	30,296,767	3
11	OTHER INVESTMENTS	146,627	0	46,879	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**682,330,266**	**60**	**649,851,967**	**60**
13	PROPERTY	456,488,557	40	387,858,480	36
14	MACHINERY AND INDUSTRIAL EQUIPMENT	744,427,209	65	706,826,692	65
15	OTHER EQUIPMENT	45,918,574	4	40,548,678	4
16	ACCUMULATED DEPRECIATION	640,707,703	56	578,513,378	53
17	CONSTRUCTION IN PROCESS	76,203,629	7	93,131,495	9
18	**INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**6,280,879**	**1**	**4,220,562**	**0**
19	**OTHER ASSETS**	**74,069,684**	**7**	**80,730,738**	**7**
20	**TOTAL LIABILITIES**	**1,125,786,900**	**100**	**1,081,438,400**	**100**
21	**CURRENT LIABILITIES**	**155,256,776**	**14**	**188,003,467**	**17**
22	SUPPLIERS	28,289,950	3	25,824,709	2
23	BANK LOANS	49,189,880	4	20,949,274	2
24	STOCK MARKET LOANS	28,877,212	3	2,126,795	0
25	TAXES TO BE PAID	17,079,481	2	80,219,571	7
26	OTHER CURRENT LIABILITIES	31,820,253	3	58,883,118	5
27	**LONG - TERM LIABILITIES**	**516,589,708**	**46**	**514,776,963**	**48**
28	BANK LOANS	146,760,636	13	154,620,283	14
29	STOCK MARKET LOANS	369,829,072	33	360,156,680	33
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**11,339,465**	**1**	**21,385,671**	**2**
32	**OTHER LONG-TERM LIABILITIES**	**442,600,951**	**39**	**357,272,299**	**33**
33	**CONSOLIDATED EQUITY**	**13,410,859**	**100**	**3,912,425**	**100**
34	**MINORITY PARTICIPATION**	**0**	**0**	**0**	**0**
35	**MAJORITARY CONSOLIDATED EQUITY**	**13,410,859**	**100**	**3,912,425**	**100**
36	**CONTRIBUTED EQUITY**	**292,709,053**	**2,183**	**248,752,510**	**6,358**
79	PAID-IN CAPITAL STOCK (NOMINAL)	292,709,053	2,183	248,752,510	6,358
39	PREMIUM ON SALES OF SHARES	0	0	0	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(279,298,194)**	**(2,083)**	**(244,840,085)**	**(6,258)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	(279,298,194)	(2,083)	(244,840,085)	(6,258)
44	OTHER ACCRUED COMPREHENSIVE EARNINGS	0	0	0	0
80	REPURCHASE FUND OF SHARES	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2006

PETRÓLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT- TERM INVESTMENTS**	**106,905,377**	**100**	**116,088,945**	**100**
46	CASH	57,791,430	54	27,558,016	24
47	SHORT-TERM INVESTMENTS	49,113,947	46	88,530,929	76
7	**OTHER CURRENT ASSETS**	**2,414,376**	**100**	**10,510,505**	**100**
81	DERIVATIVE FINANCIAL INSTRUMENTS	2,414,376	100	10,510,505	100
82	DISCONTINUED OPERATIONS	0	0	0	0
83	OTHERS	0	0	0	0
18	**INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**6,280,879**	**100**	**4,220,562**	**100**
48	**AMORTIZED OR REDEEMED EXPENSES**	**0**	**0**	**0**	**0**
49	GOODWILL	0	0	0	0
51	OTHERS	6,280,879	100	4,220,562	100
19	**OTHER ASSETS**	**74,069,684**	**100**	**80,730,738**	**100**
84	INTANGIBLE ASSETS DUE TO LABOR LIABILITIES	74,069,684	100	80,730,738	100
85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
86	DISCONTINUED OPERATIONS	0	0	0	0
87	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**155,256,776**	**100**	**188,003,467**	**100**
52	FOREIGN CURRENCY LIABILITIES	78,067,092	50	19,379,653	10
53	MEXICAN PESOS LIABILITIES	77,189,684	50	168,623,814	90
26	**OTHER CURRENT LIABILITIES**	**31,820,253**	**100**	**58,883,118**	**100**
88	DERIVATIVE FINANCIAL INSTRUMENTS	11,190,949	35	30,579,782	52
89	PAYABLE INTERESTS	0	0	0	0
68	PROVISIONS	0	0	0	0
90	DISCONTINUED OPERATIONS	0	0	0	0
58	OTHER CURRENT LIABILITIES	20,629,304	65	28,303,336	48
27	**LONG - TERM LIABILITIES**	**516,589,708**	**100**	**514,776,963**	**100**
59	FOREIGN CURRENCY LIABILITIES	401,726,347	78	415,346,570	81
60	MEXICAN PESOS LIABILITIES	114,863,361	22	99,430,393	19
31	**DEFERRED LOANS**	**11,339,465**	**100**	**21,385,671**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
67	OTHERS	11,339,465	100	21,385,671	100

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2006

PETRÓLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
32	**OTHER LONG-TERM LIABILITIES**	**442,600,951**	**100**	**357,272,299**	**100**
66	DEFERRED TAXES	0	0	0	0
91	LABOR LIABILITIES	421,838,452	95	357,272,299	100
92	DISCONTINUED OPERATIONS	0	0	0	0
69	OTHERS LIABILITIES	20,762,499	5	0	0
79	**PAID-IN CAPITAL STOCK**	**292,709,053**	**100**	**248,752,510**	**100**
37	NOMINAL	173,100,202	59	128,666,545	52
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	119,608,851	41	120,085,965	48

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2006

PETRÓLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

OTHER CONCEPTS

(Thousands of Pesos)

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
42	**RETAINED EARNINGS AND CAPITAL RESERVE**	**(279,298,194)**	**100**	**(244,840,085)**	**100**
93	LEGAL RESERVE	0	0	0	0
43	REPURCHASE FUND OF SHARES	0	0	0	0
94	OTHER RESERVES	0	0	0	0
95	INCOME FROM PREVIOUS FISCAL YEARS	(327,826,159)	117	(231,842,220)	95
45	INCOME FOR THE YEAR	48,527,965	(17)	(12,997,865)	5
44	OTHER ACCRUED COMPREHENSIVE EARNINGS	0	0	0	0
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	0	0	0	0
96	ACCUMULATED EFFECT DUE TO CONVERSION	0	0	0	0
97	DERIVATIVE FINANCIAL INSTRUMENTS ASSESSMENT	0	0	0	0
98	INCOME FROM DEFERRED TAXES	0	0	0	0
99	ADJUSTMENT TO ADDITIONAL LIABILITIES FROM LABOR OBLIGATIONS	0	0	0	0
100	OTHERS	0	0	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2006

PETRÓLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

INFORMATIVE DATA

(Thousands of Pesos)

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
57	OTHER CURRENT LIABILITIES	0	0
63	OTHER LONG-TERM LIABILITIES	0	0
72	WORKING CAPITAL	189,185,376	132,034,663
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYEES (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	0	0
78	REPURCHASED SHARES (*)	0	0
101	RESTRICTED CASH (1)	0	0
102	LIABILITY WITH COST FROM NON-CONSOLIDATED ASSOCIATES	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

(1) THIS CONCEPT SHOULD BE FILLED IN WHENEVER GUARANTEES HAVE BEEN GRANTED THAT AFFECT TEMPORARY CASH AND INVESTMENTS.

NOTE: IN REFERENCE 57 AND 63 WE ARE ONLY INCLUDING THE AMOUNT CORRESPONDING TO THE LIABILITIES WITH COST OF ITEMS 26 AND 32, RESPECTIVELY.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2006

PETRÓLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

FROM JANUARY 01 TO SEPTEMBER 30, 2006 AND 2005

(Thousands of Pesos)

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**807,369,223**	**100**	**687,963,652**	**100**
2	COST OF SALES	291,377,947	36	224,104,053	33
3	**GROSS INCOME**	**515,991,276**	**64**	**463,859,599**	**67**
4	OPERATING EXPENSES	52,565,854	7	52,530,334	8
5	**OPERATING INCOME**	**463,425,422**	**57**	**411,329,265**	**60**
6	TOTAL FINANCING COST	19,826,646	2	7,426,126	1
7	**INCOME AFTER FINANCING COST**	**443,598,776**	**55**	**403,903,139**	**59**
8	OTHER FINANCIAL OPERATIONS	(59,830,063)	(7)	(14,218,148)	(2)
44	SPECIAL ENTRIES	0	0	0	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**503,428,839**	**62**	**418,121,287**	**61**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	454,900,874	56	429,257,851	62
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**48,527,965**	**6**	**(11,136,564)**	**(2)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS	48,527,965	6	(11,136,564)	(2)
14	INCOME OF DISCONTINUOUS OPERATIONS (NET)	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	48,527,965	6	(11,136,564)	(2)
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES (NET)	0	0	1,861,301	0
18	NET CONSOLIDATED INCOME	48,527,965	6	(12,997,865)	(2)
19	NET INCOME OF MINORITY INTEREST	0	0	0	0
20	NET INCOME OF MAJORITY INTEREST	48,527,965	6	(12,997,865)	(2)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2006

PETRLÓEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

FROM JANUARY 01 TO SEPTEMBER 30, 2006 AND 2005

(Thousands of Pesos)

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**807,369,223**	**100**	**687,963,652**	**100**
21	DOMESTIC	406,409,560	50	376,548,684	55
22	FOREIGN	400,959,663	50	311,414,968	45
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**19,826,646**	**100**	**7,426,126**	**100**
24	INTEREST PAID	43,541,703	220	45,227,587	609
42	LOSS (INCOME) FROM UDIS RESTATEMENTS	0	0	0	0
45	OTHER FINANCIAL EXPENSES	0	0	0	0
26	INTEREST EARNED	21,653,476	109	15,047,127	203
46	OTHER FINANCIAL INSTRUMENTS	0	0	0	0
25	EXCHANGE LOSSES (INCOME) (NET)	5,249,954	26	(16,673,692)	(225)
28	GAIN DUE TO MONETARY POSITION	(7,311,535)	(37)	(6,080,642)	(82)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**454,900,874**	**100**	**429,257,851**	**100**
32	INCOME TAX	**454,900,874**	**100**	**429,257,851**	**100**
33	DEFERRED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERRED WORKERS' PROFIT SHARING	0	0	0	0

(***) DATA IN THOUSANDS OF DOLLARS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2006

PETRÓLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
36	TOTAL SALES	807,369,223	687,963,652
37	NET INCOME OF THE YEAR	48,527,965	(7,584,471)
38	NET SALES (**)	1,068,617,688	908,940,524
39	OPERATION INCOME (**)	561,897,879	538,820,904
40	NET INCOME OF MAJORITY INTEREST (**)	(20,057,203)	(20,649,398)
41	NET CONSOLIDATED INCOME (**)	(20,057,203)	(20,649,398)
47	DEPRECIATION AND OPERATIONAL AMORTIZATION	45,653,363	38,405,780

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB   QUARTER: 3   YEAR: 2006

PETRÓLEOS MEXICANOS

QUARTERLY CONSOLIDATED INCOME STATEMENT

FROM JULY 1 TO SEPTEMBER 30, 2006 AND 2005

(Thousands of Pesos)

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**276,507,791**	**100**	**250,647,254**	**100**
2	COST OF SALES	105,197,496	38	78,198,424	31
3	**GROSS INCOME**	**171,310,295**	**62**	**172,448,830**	**69**
4	OPERATING EXPENSES	17,836,682	6	19,990,225	8
5	**OPERATING INCOME**	**153,473,613**	**56**	**152,458,605**	**61**
6	TOTAL FINANCING COST	(6,608,302)	(2)	8,539,941	3
7	**INCOME AFTER FINANCING COST**	**160,081,915**	**58**	**143,918,664**	**57**
8	OTHER FINANCIAL OPERATIONS	(31,547,964)	(11)	(2,767,582)	(1)
44	SPECIAL ENTRIES	0	0	0	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**191,629,879**	**69**	**146,686,246**	**59**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	162,772,135	59	160,565,528	64
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**28,857,744**	**10**	**(13,879,282)**	**(6)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS**	**28,857,744**	**10**	**(13,879,282)**	**(6)**
14	INCOME FROM DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**28,857,744**	**10**	**(13,879,282)**	**(6)**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	6,505,417	3
18	**NET CONSOLIDATED INCOME**	**28,857,744**	**10**	**(20,384,699)**	**(8)**
19	NET INCOME OF MINORITY INTEREST	0	0	0	0
20	**NET INCOME OF MAJORITY INTEREST**	**28,857,744**	**10**	**(20,384,699)**	**(8)**

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2006

PETRÓLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

FROM JULY 01 TO SEPTEMBER 30, 2006 AND 2005

(Thousands of Pesos)

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**276,507,791**	**100**	**250,647,254**	**100**
21	DOMESTIC	139,695,464	51	132,224,172	53
22	FOREIGN	136,812,327	49	118,423,082	47
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**(6,608,302)**	**100**	**8,539,941**	**100**
24	INTEREST PAID	12,656,111	(192)	15,206,169	178
42	LOSS (INCOME) IN UDI'S UPGRADE	0	0	0	0
45	OTHER FINANCIAL EXPENSES	0	0	0	0
26	INTEREST EARNED	4,508,867	(68)	3,703,391	43
46	OTHER FINANCIAL INSTRUMENTS	0	0	0	0
25	EXCHANGE LOSSES (INCOME) (NET)	(10,084,988)	153	199,995	2
28	GAIN DUE TO MONETARY POSITION	(4,670,558)	71	(3,162,832)	(37)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**162,772,135**	**100**	**160,565,528**	**100**
32	INCOME TAX	162,772,135	100	160,565,528	100
33	DEFERED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) DATA IN THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2006

PETRÓLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

FROM JANUARY 01 TO SEPTEMBER 30, 2006 AND 2005

(Thousands of Pesos)

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
47	OPERATING DEPRECIATION AND AMORTIZATION	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2006

PETRÓLEOS MEXICANOS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

FROM JANUARY 01 TO SEPTEMBER 30, 2006 AND 2005

(Thousands of Pesos)

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
1	**CONSOLIDATED NET INCOME**	**48,527,965**	**(12,997,865)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	96,042,186	46,639,654
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**144,570,151**	**33,641,789**
4	CASH GENERATED (USED) IN OPERATING ACTIVITIES	(113,651,299)	4,151,189
5	**CASH GENERATED (USED) FROM OPERATING ACTIVITIES**	**30,918,852**	**37,792,978**
6	CASH FLOW FROM EXTERNAL FINANCING	45,059,694	56,826,145
7	CASH FLOW FROM INTERNAL FINANCING	(14,278,982)	(7,908,585)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**30,780,712**	**48,917,560**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(78,297,015)**	**(60,264,948)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(16,597,451)	26,445,590
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	123,502,828	89,643,355
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	106,905,377	116,088,945

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2006

PETRÓLEOS MEXICANOS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**96,042,186**	**46,639,654**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	45,653,363	38,405,818
41	OTHER ITEMS	50,388,823	8,233,836
4	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(113,651,299)**	**4,151,189**
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(49,300,402)	(9,296,280)
19	+(-) DECREASE (INCREASE) IN INVENTORIES	(3,300,093)	(16,877,950)
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	4,292,671	5,098
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(3,356,358)	(2,284,953)
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(61,987,117)	32,605,274
6	**CASH FLOW FROM EXTERNAL FINANCING**	**45,059,694**	**56,826,145**
23	BANK FINANCING	48,100,273	5,065,622
24	STOCK MARKET FINANCING	32,793,986	149,669,489
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	2,045,137	13,244,773
27	(-) BANK FINANCING AMORTIZATION	(34,856,365)	(44,575,853)
28	(-) STOCK MARKET AMORTIZATION	(3,023,337)	(45,316,866)
29	(-) OTHER FINANCING AMORTIZATION	0	(21,261,020)
42	OTHER ITEMS	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(14,278,982)**	**(7,908,585)**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	0
31	(-) DIVIDENS PAID	(15,519,612)	(10,789,651)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	1,240,630	2,881,066
43	OTHER ITEMS	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(78,297,015)**	**(60,264,948)**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2006

PETRÓLEOS MEXICANOS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(70,500,777)	(60,264,948)
36	(-) INCREASE IN CONSTRUCTIONS IN PROCESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	(4,921,133)	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+(-) OTHER ITEMS	(2,875,105)	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2006

PETRÓLEOS MEXICANOS

RATIOS

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
	YIELD				
1	NET INCOME TO NET SALES	6.01	%	(1.88)	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(149.55)	%	(527.79)	%
3	NET INCOME TO TOTAL ASSETS (**)	(1.76)	%	(1.90)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	(20.04)	%	(40.74)	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	15.06	%	(46.78)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.93	times	0.83	times
7	NET SALES TO FIXED ASSETS (**)	1.56	times	1.39	times
8	INVENTORIES ROTATION (**)	17.84	times	5.72	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	24.35	days	29.52	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	3.87	%	3.89	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	98.82	%	99.63	%
12	TOTAL LIABILITIES TO CONSOLIDATED EQUITY	83.94	times	276.41	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	42.61	%	40.19	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	75.70	%	79.21	%
15	OPERATING INCOME TO INTEREST PAID	10.64	times	9.09	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.94	times	0.84	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.21	times	1.70	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.79	times	1.41	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	0.30	times	0.29	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	68.85	%	61.74	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	17.90	%	4.89	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(14.07)	%	0.60	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.71	times	0.83	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	146.38	%	116.16	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(46.38)	%	(16.16)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	90.04	%	100.00	%

(**) THESE RATIOS ARE FOR THE DATA TAKE INTO CONSIDERATION FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2006

MEXICAN STOCK EXCHANGE

PETRÓLEOS MEXICANOS

DATA PER SHARE

CONSOLIDATED FINANCIAL POSITION

NOT APPLICABLE

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$0.00	$0.00
2	BASIC PROFIT PER PREFERENT SHARE (**)	$0.00	$0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$0.00	$0.00
4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE (**)	$0.00	$0.00
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$0.00
8	CARRYNG VALUE PER SHARE	$0.00	$0.00
9	CASH DIVIDEND ACUMULATED PER SHARE	$0.00	$0.00
10	DIVIDEND IN SHARES PER SHARE	0 shares	0 shares
11	MARKET PRICE TO CARRYING VALUE	0 times	0 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	0 times	0 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0 times	0 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

PEMEX unaudited financial results report as of September 30, 2006

PEMEX, Mexico's oil and gas company and the ninth largest integrated oil company in the world[1], headed by Luis Ramírez Corzo, announced its unaudited consolidated financial results as of September 30, 2006.

- Total sales increased 10%, as compared to the third quarter of 2005, reaching Ps. 276.5 billion (US$25.2 billion)[2]
- Income before taxes and duties increased 28%, as compared to the third quarter of 2005, to Ps. 191.6 billion (US$17.4 billion)
- Net income was Ps. 28.9 billion (US$2.6 billion) in the third quarter of 2006
- In the third quarter of 2006 natural gas production rose 13%, to 5,478 million cubic feet per day (MMcfd)
  - On August 30, 2006 natural gas production registered a historical record of 5,648 MMcfd
- Total liquid hydrocarbons production totaled 3,698 Mbd, 0.3% less than the production in the third quarter of 2005:
  - Crude oil production decreased 40 Mbd, or 1%, to 3,247 Mbd
  - Natural gas liquids production increased by 7%, to 451Mbd
- Gas flaring represented 4.7% of total natural gas production
- Crude oil exports averaged 1,697 Mbd, 1.3% lower than the volume registered during the third quarter of 2005

Operating items

Exploration and production

During the third quarter of 2006, crude oil production averaged 3,247 Mbd, 1% less than the 3,286 Mbd average for the third quarter of 2005. Heavy crude oil production decreased by 5%, which was partially offset by increases in light and extra-light crude oil production of 6% and 23%, respectively.

Despite the important increase, of 20 Mbd in heavy crude oil production of the Ku-Maloob Zaap Asset, compared to the same period of 2005, the decrease in total heavy crude oil production was due primarily to the increasing gas-oil and water-oil contacts in the wells of the Cantarell Asset.

The increases in light and extra-light crude oil productions were due to the progress in the completion and workover of wells, as well as the installation of additional infrastructure in the Litoral de Tabasco and Abkatún-Pol-Chuc at the Southeast Marine Region. It is worth mentioning the production volume of light crude has surpassed 1 MMbd since June 2006.

Natural gas production increased 13%, as compared to the third quarter of 2005, non-associated gas rose 24%, while associated gas production grew 6%.

The increase in non-associated natural gas production was mainly due to the increase of production in the Veracruz and Burgos basins, from the North Region. The growth in associated natural gas production was a result of the completion and repair of wells in the Ixtal, Sinán and Taratunich fields, within the Southwest Marine Region.

It is worth mentioning that during the third quarter of 2006 the Lankahuasa and Arquimia fields reached their higher estimated production of 100 and 160 MMcfd, respectively.

A historical natural gas production record of 5,648 MMcfd was registered on August 30, 2006.

In the third quarter of 2006, gas flaring represented 4.7% of total natural gas production. The decrease with respect to the third quarter of 2005 was due to optimization of operations in the handling of natural gas.

---

[1] *Petroleum Intelligence Weekly* Ranking, December 2005
[2] Amounts in US dollars are translated at the September 30, 2006 exchange rate of Ps.10.9935 per US dollar.

During the third quarter of 2006, the number of new wells completed totaled 147, a reduction of 17 compared to the third quarter of 2005. Exploration wells drilled totaled 19 (8 more as compared to the second quarter of 2005), due to an increase in the number of equipments in the Burgos Basin as well as increased activity in the Campeche Poniente and Coatzacoalcos projects within the Southwest Marine Region.

Development wells drilled totaled 128, a reduction of 25 due to a decrease in the number of operating equipments in the Burgos project and a reduction in the activity level in the Veracruz project. Nevertheless, production in both projects increased.

Gas and basic petrochemicals

During the third quarter of 2006, total on-shore natural gas processing increased by 14%. This increase was attributable to:

- An increase of 353 MMcfd in sweet wet gas processing due to the rise in non-associated natural gas production from the Burgos and the Veracruz Basins
- An increase of 191 MMcfd in sour wet gas processing due to higher supply derived from increases in light and extra-light crude oil productions at the Marine Regions.

As a result of the increase in wet gas and sour wet gas processing, in the third quarter of 2006, dry gas production and natural gas liquids production increased 18% and 7% respectively, compared to the same period of 2005.

The cryogenic plant 4 of the Burgos Gas Processing Center (GPC), with a processing capacity of 200 MMcfd, started operations during july. The bidding of the international public contest to build plants 5 and 6 of this BGPC was published in September 2006. It is expected the sweet wet gas processing will reach 1,200 MMcfd in 2008.

During this quarter the bidding of the surrounding pipeline to the city of Jalapa was published. This work is part of the project to build the Emiliano Zapata Compression Station.

During August, the Burgos-Peñitas naphtha pipeline, with a 24 Mbd capacity, started operations. This pipeline transports natural gasolines from the GPC Burgos to the Texas border, where it interconnects with the Valero pipeline going to Brownsville.

Refining

During the third quarter of 2006, total crude oil processing decreased by 1%. The processing of heavy currents decreased 12%, while the processing of light currents increased by 7%. The increase in total crude oil processing was mainly due to programmed maintenance works during the quarter.

The decrease of heavy crude oil currents was compensated by the increase in the process of reconstituted crude oil, using Isthmus crude oil in the topping plant of La Cangrejera Complex, with the purpose to increase distillates production and decrease fuel oil production.

During the third quarter of 2006, the primary distillation capacity utilization rate decreased to 83.0% from 83.6% in the third quarter of 2005, as a consequence of the decrease in crude oil processing.

During the third quarter of 2006, total refined products production increased by 10 Mbd to 1,544Mbd.

Gasoline production remained stable. As a result of the processing of Isthmus crude at the topping facilities at La Cangrejera Complex, diesel production increased 6% and fuel oil decreased 6%.

The variable refining margin is an estimate of the operating income per barrel of crude oil processed. Operating income is calculated as total revenues minus the cost of:

- Raw materials

- Fuel oil and natural gas used to operate the refineries, and
- Electric power, water and catalysts (auxiliary services).

In the third quarter of 2006, PEMEX's variable refining margin increased by 54%, to US$8.59 per barrel, from US$5.58 per barrel in the third quarter of 2005. This increase was primarily a result of higher production of refined products with greater added value, mainly diesel, and higher international prices of refined products.

As of September 30, 2006, the number of franchised gas stations rose 6% to 7,455, from 7,041 as of September 30, 2005.

Petrochemicals

Total petrochemicals production for the third quarter of 2006 was 2,796 thousand tons (Mt), 8% greater than the total petrochemicals production in the same quarter of 2005. This increase was mainly driven by higher production of ethane derivatives due to the beginning of operations of the Pajaritos ethylene plant (out of operations for more than two years due to maintenance), to better performance of operations in the Morelos ethylene oxide plant and to production of polyethylene of the new Swing plant of Morelos.

The decrease of the ammonia production was mainly due to maintenance works of the Cosoleacaque plant during September.

During the period, the procurement, engineering and construction works of the Swing plant were finished to produce 300 Mt per year of low and high linear polyethylene in the Morelos Petrochemical Complex.

International trade [3]

In the third quarter of 2006, PEMEX's crude oil exports averaged 1,697 Mbd, 1.3% lower than the volume registered during the third quarter of 2005. Approximately 85% of total crude oil exports were heavy crude oil (Maya), while the rest consisted of light and extra-light crude oil (Isthmus and Olmeca).

82% of the total crude oil exports were delivered to the United States, while the remaining 18% was distributed among Europe (10%), the rest of the Americas (7%) and the Far East (1%).

In the third quarter of 2006, the weighted average export price of the Mexican crude oil basket was US$58.09 per barrel, as compared to US$49.54 per barrel in the third quarter of 2005, 17% increase.

Exports of refined products averaged 182 Mbd, 2% higher than in the third quarter of 2005. This was due to the increase in the processing of Isthmus crude at the Cangrejera Complex. The main refined products exported during the second quarter of 2006 were naphtha and jet fuel.

Petrochemicals exports increased by 5%, or 10 Mt, totaling 205 Mt for the quarter. This was attributable primarily to the starting of the new Swing. The main petrochemical products exported during the first quarter of 2006 were sulphur[4], ethylene and low-density linear polyethylene.

In the third quarter of 2006, natural gas imports averaged 494 MMcfd, 9% higher than the imports registered during the third quarter of 2005, due to an increase in domestic demand by CFE.

Imports of refined products increased by 6%, from 384 Mbd in the third quarter of 2005 to 407 Mbd in the third quarter of 2006. The increase was attributable mainly to higher local demand for gasoline and diesel.

[3] According to data provided by PMI
[4] Not withstanding that sulphur is not a petrochemical product, it's included in this group

Petrochemicals imports increased by 15%, to 104 Mt, mainly due to higher demand for isobutene for gasolines. The main imported products were isobutanes, toluene, xylene and methanol.

Financial results as of September 30, 2006

Sales

Total sales

During the third quarter of 2006, total sales, including the special tax on production and services, or IEPS, increased 10% in constant pesos as compared to the third quarter of 2005, from Ps. 250.7 to Ps. 276.5 billion,. aThe growth was mainly due to higher prices of crude oil and refined products.

Domestic sales

During the third quarter of 2006, domestic sales, including IEPS, increased 6%, from Ps. 132.2 to Ps. 139.7 billion. Domestic sales, net of IEPS, increased 7%, from Ps. 130.0 to Ps. 139.7 billion. The increase in domestic sales was attributable to the following:

- Natural gas sales decreased 11%, from Ps. 22.4 to Ps. 20.0 billion, due to a 23% decrease in average price, from US$8.12 to US$6.29 per million British Thermal Unit (MMBtu), partially offset by a 20% increase in volume, from 2,590 to 3,104 MMcfd.
- Sales of refined products, net of IEPS, grew 11%, from Ps. 102.1 to Ps. 113.6. Refined products sales volume decreased 1%, from 1,757 to 1,740 Mbd. The IEPS generated by these sales was zero in the third quarter of 2006, as compared to Ps. 2.2 billion in the third quarter of 2005. Sales of refined products, including IEPS, increased 9%, from Ps. 104.3 to Ps. 113.6 billion
- Petrochemical sales increased 12%, from Ps. 5.5 to Ps. 6.1 billion and the sales volume fell 2%, from 966 to 944 Mt

Exports

During the third quarter of 2006, export sales totaled Ps. 135.4 billion (US$12.3 billion), 14% higher than the Ps. 118.4 billion registered in the third quarter of 2005. The distribution of such sales for the third quarter of 2006, as compared to the third quarter of 2005, was as follows:

- Crude oil and condensates export sales increased 13%, from Ps. 106.4 to Ps. 120.3 billion, mainly as a result of an increase of 17% in the crude export price, from US$ 49.54 to US$ 58.09 partially offset by a 1.3% decrease in the export platform, from 1,719.to 1,697 Mbd.
- Refined products export sales rose 22%, from Ps. 11.4 to Ps. 14.0 billion, and the exports volume grew 2%, from 180 to 182 Mbd.
- Petrochemical products export sales increased 63%, from Ps. 0.6 to Ps. 1.1 billion, and the volume increased 5%, from 195 to 205 Mt.

Costs and operating expenses

Costs and operating expenses increased 25%, or Ps. 24.8 billion, as compared to the third quarter of 2005, to Ps. 123.0 billion (US$11.2 billion). This variation was mainly due to:

- an increase of Ps. 15.0 billion in the cost of purchase of products to third parties by PMI
- an increase of Ps 10.2 billion in the variation of inventories,
- an increase of Ps. 2.4 billion in depreciation and amortization
- an increase of Ps. 2.0 billion in imports of products,
- an increase of Ps. 1.2 billion in the cost of the reserve for retirement payments,
- an increase of Ps. 1.2 billion in exploration and non-successful drilling expenses,

- an increase of Ps. 0.4 billion in upkeep and maintenance,
- a decrease of Ps. 5.1 billion in operating costs, and
- a decrease of Ps. 2.6 billion in manufacturing expenses

Cost of sales

In the third quarter of 2006, cost of sales increased 35%, or Ps. 27.0 billion, to Ps. 105.2 billion (US$9.6 billion). The increase was the result of the following:

- an increase of Ps. 15.0 billion in the cost of purchase of products to third parties by PMI
- an unfavorable effect of Ps 10.2 billion in the variation of inventories,
- an increase of Ps. 2.4 billion in depreciation and amortization,
- an increase of Ps. 2.0 billion in imports of products ,
- an increase of Ps. 1.2 billion in exploration and non-successful drilling expenses,
- an increase of Ps. 0.7 billion in the reserve for retirement payments,
- an increase of Ps. 0.5 billion in upkeep and maintenance
- a favorable effect of Ps. 2.6 billion in manufacturing, and
- a favorable effect of Ps. 2.4 billion in operating expenses, primarily supplies and materials purchases

Distribution expenses

During the third quarter of 2006, distribution expenses decreased 2%, from Ps. 5.8 billion to Ps. 5.7 billion (US$0.5 billion). The decrease is mainly due to lower operating expenses, 7.5%, or Ps. 0.3 billion in operating expenses, mainly in upkeep and maintenance.

Administrative expenses

During the third quarter of 2006, administrative expenses decreased 14%, from Ps. 14.2 to Ps. 12.2 billion (US$1.1 billion), mainly accounted by a Ps. 2.5 billion reduction in operating expenses, partially offset by a Ps. 0.6 billion increase in reserve for retirement payments.

Cost of the reserve for retirement payments

The cost of the reserve for retirement payments, pensions and indemnities increased 8% in the third quarter of 2006, from Ps. 14.1 to Ps. 15.3 billion. This cost is distributed among cost of sales, distribution expenses and administrative expenses.

Operating income

Operating income in the third quarter of 2006 totaled Ps. 153.5 billion (US$14.0 billion), 1% higher than the comparable figure for the third quarter of 2005 of Ps. 152.5 billion.

Excluding IEPS, operating income grew 2%, or Ps. 3.2 billion, to Ps. 153.5 billion (US$14.0 billion) from Ps. 150.2 billion.

Comprehensive financing cost

During the third quarter of 2006, PEMEX's comprehensive financing cost decreased by Ps. 19.6 billion, from an income of Ps. 13.0 billion to a cost of Ps. -6.6 billion (US$(1) billion). This reduction was caused by:

- a decrease of Ps. 7.8 billion in net interest expense (interest expense minus interest income),
- a decrease of Ps. 10.3 billion in the foreign exchange gain, and
- an increase of Ps. 1.5 billion in the monetary gain.

Net interest expense, increased 49%, from Ps. 16.0 to Ps. 8.1 billion (US$0.7 billion).

Interest expense, considering capitalized interests, decreased Ps. 4.0 billion, while interest income increased Ps. 3.8 billion.

The decrease in net interest expense was mainly due to a decrease in the cost for financial derivatives.

Net foreign exchange gain totaled Ps. 10.1 billion (US$0.9 billion) in the third quarter of 2006 as compared to a net foreign exchange loss of Ps. 0.2 billion in the third quarter of 2005. This decrease was primarily a consequence of the depreciation of the Mexican peso against the US dollar by 2.5% during the second quarter of 2006, as compared to an appreciation of 0.1% in the comparable period of 2005.

The monetary gain was Ps. 4.7 billion (US$0.4 billion), representing an increase of Ps.1.5 billion compared to the monetary gain for the third quarter of 2005.

This gain was mainly due to an increase in inflation of 1.5% in the third quarter of 2006, as compared to 1.0% inflation rate in the same period of 2005.

Other revenues

In the third quarter of 2006, other net revenues totaled Ps. 31.5 billion (US$2.9 billion), compared to Ps 7.2 billion during the third quarter of 2005 was a net revenue. The variation was mainly due to an income of Ps. 18.5 billion generated by crediting the IEPS tax rate, indicating revenues owed by the Government to PEMEX.

Income before taxes and duties

During the third quarter of 2006, income before taxes and duties was Ps. 191.6 billion (US$17.4 billion), as compared to Ps. 146.7 billion during same period of the previous year. The 31% increase was mainly the result of:

- an increase of Ps. 1.0 billion in the operating income,
- an increase of Ps. 24.3 billion in other net revenues, and
- a decrease of Ps. 19.6 billion in the comprehensive financing cost.

Taxes and duties

During the third quarter of 2006, taxes and duties paid increased 1.4%, from Ps. 160.6 to Ps. 162.8 billion. As a percentage of total sales, taxes and duties equaled 59% in 2006 and 64% in 2005.

Since January 1, 2006, PEMEX is subject to a new fiscal regime, under which Pemex-Exploration and Production is governed by the Federal Duties Law and the tax regime for the other Subsidiary entities continues to be governed by Mexico's Income Law.

The most important duty paid by Pemex-Exploration and Production is the ordinary hydrocarbons duty (OHD), which tax base is a *quasi* operating profit. In addition to the payment of the OHD, Pemex-Exploration and Production pays the following duties under the new fiscal regime:

- Duty on crude oil extraction,
- Extraordinary duty on crude oil exports,
- Duty on hydrocarbons for the stabilization fund,
- Duty on hydrocarbons for the fund for scientific and technological research on energy,

- Duty on hydrocarbons for fiscal monitoring of oil activities,
- Additional Duty (for low crude oil extraction), and
- Excess gains duty.

During the third quarter of 2006, the amount paid of OHD and other duties increased Ps. 18.5 billion to Ps. 138.3 billion (US$12.6 billion).

Under the current fiscal regime, the special tax on production and services (IEPS), which applies to gasoline and automotive diesel, continues to be regulated by Mexico's Income Law.

IEPS is paid by the end consumer of gasoline and automotive diesel and PEMEX is an intermediary between the Ministry of Finance (Secretaría de Hacienda y Crédito Público) and the end consumer. PEMEX collects the IEPS and passes it on to the federal government. The difference between the retail price and the estimated production cost of gasoline and diesel is primarily IEPS. The Ministry of Finance determines the retail price of gasoline and diesel. The estimated production cost of gasoline and diesel is based on the production cost of an efficient refinery located in the Gulf of Mexico.

During the third quarter of 2005 and 2006, the estimated production cost of gasoline and diesel was higher than the retail price. In accordance to Mexico's Income Law, the difference was credited against the other taxes and duties paid by PEMEX. This credit was made through an item in other net revenues. During the third quarter of 2006, IEPS totaled zero compared to the Ps. 2.2 billion payment in the third quarter of 2005.

In 2005, the excess gains duty was equal to 39.2% of the revenues from crude oil export sales in excess of the threshold price set by the Mexican Government of US$23.00 per barrel.

In 2006, the excess gains duty is equal to 6.5% of the revenues from crude oil export sales in excess of US$36.50 per barrel. This duty is complemented by the extraordinary duty on crude oil exports, which is equal to 13.1% of the revenues from crude oil export sales in excess of the threshold price. The resulting combined duty is equivalent to 19.6%, which is 50% of the excess gains duty tax rate paid in 2005.

During the third quarter of 2006, the excess gains duty paid by PEMEX totaled Ps. 2.3 billion (US$0.2 billion), while in the same quarter of 2005, the excess gains duty totaled Ps. 18.3 billion.

All of the proceeds from the excess gains duty and the extraordinary duty on crude oil exports in 2006 will be destined to the federal states of Mexico. The former according to the *Presupuesto de Egresos de la Federación* (Federal Budget) and the latter through the Stabilization Fund of the States' Revenues.

Net income

During the third quarter of 2006, PEMEX recorded a net income of Ps. 28.9 billion (US$2.6 billion), compared to net loss of Ps. 20.4 billion during the third quarter of 2005. The Ps. 49.2 billion increase in the net income is explained by:

- an increase of Ps. 24.3 billion in other net revenues,
- an increase of Ps. 6.6 billion in the initial cumulative effect due to the adoption of new accounting standards
- an increase of Ps. 2.2 billion in taxes and duties,
- an increase of Ps. 1.0 billion in operating income, and
- a decrease of Ps. 19.6 billion in the comprehensive financing cost

EBITDA

During the third quarter of 2006, EBITDA increased 17%, from Ps. 184.8 to Ps. 215.9 billion (US$19.6 billion).

Total assets

As of September 30, 2006, total assets were Ps. 1,139.2 billion (US$103.6 billion), representing a 5%, or a Ps. 53.8 billion increase as compared to total assets as of September 30, 2005. The changes in the components of total assets were as follows:

- cash and cash equivalents decreased by 8%, or Ps. 9.2 billion,
- accounts receivable increased by 22%, or Ps. 31.0 billion,
- the value of inventories increased by 20%, or Ps. 10.7 billion, as a result of higher hydrocarbon prices,
- financial derivative instruments decreased by 77%, or Ps. 8.1 billion,
- properties and equipment increased by 5%, or Ps. 32.5 billion, reflecting new investments, and
- other assets decreased by 2.6%, or Ps. 3.0 billion,

Total liabilities

Total liabilities increased by 4% to Ps. 1,125.8 billion (US$102.4 billion), compared to September 30, 2005:

- short-term liabilities decreased by 17%, or Ps. 32.7 billion, to Ps. 155.3 billion (US$14.1 billion), primarily as a result of the decrease in taxes payable, and
- long-term liabilities increased by 9%, or Ps. 77.1 billion, to Ps. 970.5 billion (US$88.3 billion), mainly due to the increase in the long-term debt and the reserve for retirement payments, pensions and security premiums.

The reserve for retirement payments, pensions and seniority premiums increased by 18%, from Ps. 357.3 to Ps. 421.8 billion (US$38.4 billion). The Ps. 64.6 billion growth resulted from, recognition of one more year of payroll seniority, changes in labor conditions, recognition of the seniority of employees with more than one year experience (temporary employees incorporated as permanent employees), anticipated retirement benefits concessions, changes in actuarial assumptions (natural and extraordinary factors), and a decrease in the pension fund.

Equity

PEMEX's equity increased by Ps. 9.5 billion, from Ps. 3.9 to Ps. 13.4 billion (or US$ 1.2 billion), with respect to June 30, 2005. The change in equity was due to:

- an increase of Ps. 34.5 billion in cumulative net losses,
- a decrease of Ps. 29.2 billion attributable to the decrease in the reserve for retirement payments, pensions and seniority premiums,
- an increase of Ps. 8.7 billion in the comprehensive income due to the application of the Bulletin C-10 "Derivative Financial Instruments and Hedge Operations",
- an increase of Ps. 20.0 billion due to the restatement of equity, and
- an offsetting effect of Ps. 44.4 billion due to the reimbursement of the excess gains duty paid in 2005.

Results by segment

Operating income in the first nine months of 2006 totaled Ps. 463.43 billion, which was 1% higher than the comparable figure of 2005, Ps. 411.33 billion.

- Pemex-Exploration and Production operating net income totaled Ps. 527.1 billion, Ps. 120.5 billion higher than the comparable figure for the first six months of 2005.

- Pemex Gas and Basic Petrochemicals operating net income totaled Ps. 8.4 billion, Ps.7.6 billion higher than the operating income for the first six months of 2005.
- The operating loss of Pemex Refining totaled Ps. 64.5 billion , Ps. 45.6 billion higher than the operating income for the first six months of 2005. Since January 1, 2006, the IEPS credited due to a negative rate is reflected in the net loss of Pemex Refining.
- The operating loss of Pemex Petrochemicals totaled Ps. 8.0 billion, Ps. 1.6 billion higher than the operating loss for the first six months of 2005.

Financing activities

Financing requirements

During the first nine months of 2006, US$2.9 billion were raised, distributed as follows:

- US$1.5 billion from international capital markets
- US$0.9 billion from the Mexican capital market
- US$0.5 billion from export credit agencies (ECA's)

Of the total amount, 68% has been raised in international markets.

For 2006, PEMEX is planning to finance US$1.4 billion through ECA's. As in previous years, PEMEX may continue pre-funding its financing program for 2007, depending on market conditions.

PEMEX plans to raise between US$1.0 -2.0 billion to finance its investment program. This amount depends on the investment and resources approved by Congress in the Federal Budget 2007 (*Presupuesto de Egresos de la Federación*), as well as on the approval of investing in the Master Trust and F/163 instruments by Petróleos Mexicanos

Capital markets

The Pemex Project Funding Master Trust, a Delaware trust controlled by, and whose debt is guaranteed by PEMEX, entered into the following financings during 2006:

- On February 2, 2006 it reopened two issuances originally issued on June 8, 2005:
  - US$750 million of its 5.75% notes due in 2015
  - US$750 million of its 6.625% bonds due in 2035
- On May 3, 2006 it signed a US$1,250 million syndicated credit facility maturing in three years. This line can be used either by the Pemex Project Funding Master Trust or by Petróleos Mexicanos
- On May 18, 2006 it closed a US$4,250 million syndicated loan which will be used to refinance the syndicated loan signed on March 22, 2005. It is divided into two tranches:
  - Tranch A: US$1,500 million maturing in five years
  - Tranch B: US$2,750 million with a final maturity in seven years

The Fideicomiso F/163, a Mexican trust whose debt is guaranteed by PEMEX, issued notes for Ps. 10,000 million due in seven years, on June 16, 2006. These notes (CEBURES) will pay a monthly coupon rate equivalent to the Mexican interbank rate (TIIE) less 0.07%.

Total debt

As of September 30, 2006, total consolidated debt[4] including accrued interest was Ps. 594.7 billion (US$54.1 billion). This figure represents an increase of 11%, or Ps.56.8 billion, as compared to the figure recorded as of September 30, 2005.

Net debt, or the difference between total debt and cash equivalents, increased Ps. 66.0 billion, to Ps. 487.8 billion (US$ 44.4 billion) as of September 30, 2006, from Ps. 421.8 billion, as of September 30, 2005.

Total debt with less than twelve months maturity was Ps. 78.1 billion (US$7.1 billion).

Total long-term debt was Ps. 516.6 billion (US$47.0 billion).

PEMEX's policy is to maintain a balance between fixed and floating rate liabilities in order to mitigate the impact of fluctuations in interest rates. As of September 30, 2006, approximately 59% of PEMEX's debt exposure carried fixed interest rates, and the remaining 41% carried floating rates.

Other relevant topics

Wages revision

On July 6, 2006, Petróleos Mexicanos and its Union the Sindicato de Trabajadores Petroleros de la República Mexicana, or STPRM, entered into the annual wages and benefits revision to the collective bargaining agreement. This year's revision consists of a 4.1% increase to wages and a 1.7% increase to benefits.

Amendment on the SEC Form 20-F 2005

On September 13, 2006 PEMEX received a letter form the SEC with comments to Form F-4 Form 20-F for the fiscal year December 31, 2005 requesting the following information:

- Inform if PEMEX is willing to rely on exceptions established by the SEC, in relation to the intermediaries' participation.

- Review its disclosure to include a more detailed explanation on the ineffectiveness of its disclosure controls and procedures of financial information (Item 15 in Form 20-F "Internal Control and Procedures")

- Inform whether the changes completed in its internal control over financial reporting executed in 2005 have materially affected or are reasonably likely to materially affect its internal controls over financial reporting, and clarify whether, after its evaluation, it can be concluded that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and if these disclosure controls and procedures are effective at a reasonable assurance level .

On October 5, 2006 PEMEX registered the response letter to the SEC attending the SEC's requirements.

On October 19, 2006, the SEC acknowledged that it did not have additional comments on the Forms F-4 and 20-F. However, the SEC recommended PEMEX to issue an amendment to Form 20-F, reflecting the material weakness and the actions implemented.

Incidents

During the third quarter of 2006, the following incidents occurred in the states of Tabasco, Veracruz and Coahuila:

- On July 6, 2006 a crude oil leakage was registered in a pipeline of La Venta well 215, at the municipality of Huimanguillo, Tabasco. PEMEX informed that the Pipeline Emergency Program will start operations on July 19, 2006. The purpose of this Program is to ground (electrically) and to dismantle pipelines running from Sánchez Magallanes to la Venta well 215
- On July 9, 2006 a leakage of 38 barrels of crude oil occurred in the state of Tabasco at the discharge line of the Agave 53 and 611 wells

[4] Total consolidated debt is documented debt[4] is comprised by documented debt of Petróleos Mexicanos and the Pemex Project Funding Master Trust, the Fideicomiso F/163, RepCon Lux S.A. and Pemex Finance, Ltd

- On July 11, 2006 the Venta de Carpio – San Juan Ixhuatepec pipeline was closed, since the area became heavily populated, despite the good operating conditions of the pipeline
- On August 28, 2006 a lightning hit the vent system of the "Chávez" natural gas compression station number 8, in Torreón, Coahuila. Even though the incident originated a flame in the vent system, the situation was controlled and no personal or material damages were registered and the production was not interrupted
- On September 4, 2006 a spark was caused by maintenance works of a pipeline provoking a fire at La Trinidad area, in the municipality of Cárdenas, Tabasco. The crude oil leakage was controlled and the incident did not cause any personal damages
- On October 17, 2006 an explosion occurred at the PEMEX's Quetzalcoatl tanker. The incident was registered while the contracting company, López García S.A. de C.V., was repairing the loading crane of the ship at the Pajaritos Maritime Terminal in Coatzacoalcos, Veracruz. The tanker was out of operations and was not loaded with any fuel. The explosion was caused by a spark that had contact with gas residuals in the vent system of the tanker. Unfortunately, 7 people died in this incident

From January 1 to September 30, personnel of PEMEX's Physical Security Services area have detected 138 illegal off takes in the pipelines system in different regions of the country. During this quarter, 22 illegal tappings have been detected and 266 thousand liters of hydrocarbons have been recovered.

If you need to contact Investor Relations or to be included in the distribution list, please call or send an e-mail to:

Telephone: (52 55) 1944 9700
Voice mail: (52 55) 1944 2500 ext. 59412

ri@dcf.pemex.com

PEMEX is Mexico's national oil and gas company. Created in 1938, it is the exclusive producer of Mexico's oil and gas resources. The operating subsidiary entities are Pemex Exploration and Production, Pemex Refining, Pemex Gas and Basic Petrochemicals and Pemex Petrochemicals. The principal subsidiary company is PMI, its international trading arm.

Amounts in US dollars are translated at the September 30, 2006 exchange rate of Ps. 10.9935 per US dollar.

This report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward looking-statements. These are good faith statements based on current plans, estimates and projections and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties include crude oil price volatility; production, equipment, and transportation risks inherent in the oil industry; environmental regulations in Mexico; actions of the Mexican government with respect to our operations, budget, taxation, commercial activities, control of hydrocarbon reserves, or debt service payments; any limitations on exports resulting from agreements of the Mexican government; and economic, political, and foreign exchange risks affecting Mexico. These risks and uncertainties are more fully detailed in PEMEX's most recent Form 20-F filing with the US Securities and Exchange Commission (www.sec.gov) and the PEMEX Prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

The US Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, "File No. 0-99", available from us at www.pemex.com *or Marina Nacional 329 Floor 38 Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC by calling 1-800-SEC-0330.*

EBITDA, free cash-flow and discretionary cash-flow are non-GAAP measures, which are calculated as described above. They are presented because PEMEX believes that they are widely accepted financial indicators of its ability to service or incur debt. EBITDA, free cash-flow and discretionary cash-flow should not be considered as indicators of financial performance, as an alternative to cash flow, as a measure of liquidity, or as being comparable to similarly named measures of other companies.

The total debt calculation includes, in addition to documented debt, the items that are usually considered as debt by the financial markets.

(Figures in thousands of pesos with the acquisition power of September 30, 2006 and in thousands of dollars)

1. Basis of presentation

The consolidated financial statements of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies ("PEMEX"), as of September 30, 2006 and 2005 and for the nine month periods ended on these dates are not audited. In the Management opinion, all adjustments (mainly consisting in recurrent adjustments) that are necessary for a fair presentation of the consolidated financial statements have been included. The interim results of the periods are not necessarily an indicative of the whole year.

For the purposes of these non audited interim consolidated financial statements, certain information and disclosure that are usually included in the financial statements prepared under Mexican Generally Accepted Accounting Principles, have been condensated or omitted. These non-audited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and their notes, as of December 31, 2006 and 2005.

2. Significant accounting policies

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Mexico ("Mexican GAAP") as issued by the Instituto Mexicano de Contadores Públicos (Mexican Institute of Public Accountants, or "MIPA").

(b) Effects of inflation on the financial information

PEMEX recognizes the effects of inflation in accordance with Financial Reporting Standard ("NIF") 06-BIS "A" Section C, which establishes the obligation for PEMEX to adopt Bulletin B-10 of Mexican GAAP, "Recognition of the Effects of Inflation on Financial Information" ("Bulletin B-10"). All periods presented herein are presented in accordance with Bulletin B-10.

The recognition of the effects of inflation in accordance with Bulletin B-10 consists of, among other things, the restatement of non-monetary assets using inflation factors based on the Mexican National Consumer Price Index ("NCPI") (including the restatement of fixed assets with consideration of value in use), the recognition in the consolidated statement of operations of comprehensive financing cost (including the determination of gains or losses in monetary position), the restatement of the equity accounts and the presentation of the financial statements for all periods in constant pesos with purchasing power at the latest balance sheet date. Consequently, the amounts shown in the accompanying financial statements and these notes are expressed in thousands of constant Mexican pesos as of September 30, 2006. The September 30, 2006 restatement factors applied to the consolidated financial statements at September 30, 2006 were 2.21% and which correspond to inflation from September 1, 2005 through September 30, 2006, based on the NCPI.

(c) Consolidation

The consolidated financial statements include the accounts of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies. All significant intercompany transactions have been eliminated in the consolidation.

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. ("PMI"); P.M.I. Trading Ltd. ("PMI Trading"); P.M.I. Holdings North America, Inc.; P.M.I. Holdings N.V.; P.M.I. Holdings B.V.; P.M.I. Norteamérica, S. A. de C.V. ("PMI NASA"); Kot Insurance Company AG; Integrated Trade Systems, Inc.; P.M.I. Marine Limited; P.M.I. Services, B.V.; Pemex Internacional España, S.A.; Pemex Services Europe Ltd.; P.M.I. Services North America, Inc.; Mex Gas International, Ltd.; the Master Trust; Fideicomiso F/163; RepCon Lux and, effective June 1, 2005, Pemex Finance, Ltd. ("Pemex Finance").

Effective July 1, 2005, Petróleos Mexicanos entered into an option agreement with BNP Paribas Private Bank and Trust Cayman Limited to acquire 100% of the shares of Pemex Finance. As a result, the financial results of Pemex Finance have been consolidated into these financial statements of Petróleos Mexicanos since that date. Consequently, sales of accounts receivable by Pemex Finance have been reclassified as documented debt. The consolidation of Pemex Finance has not had a material effect on the consolidated financial statements of PEMEX as at September 30, 2006. The debt issued by Pemex Finance is included in PEMEX's debt as of September 30, 2006, while at September 30, 2005, this debt was presented with the line item "Sale of future accounts receivable".

(d) Long-term productive infrastructure projects (PIDIREGAS)

The investment in long-term productive infrastructure projects ("PIDIREGAS") and related liabilities are initially recorded in accordance with NIF-09-B, applicable to Entidades Paraestatales de la Administración Pública Federal (State-owned Entities of the Federal Public Administration), which provides for recording only liabilities maturing in less than two years.

For the purposes of these consolidated financial statements and in accordance with Mexican GAAP, all the accounts related to PIDIREGAS were incorporated into the consolidated financial statements for the years ended September 30, 2006 and 2004. All effects of NIF-09-B are excluded.

The main objective of the Master Trust and of Fideicomiso F/163 is to administer financial resources related to PIDIREGAS, such financial resources having been designated by PEMEX for that purpose.

(e) Exploration and drilling costs and specific oil-field exploration and depletion reserve

Effective January 1, 2004, the Board of Directors of PEMEX approved a change in the accounting policy for the recognition of well exploration and drilling expenses to the successful-efforts method of accounting. As a result, the oil-field exploration and depletion reserve will be discontinued. The change in accounting policy for recording well exploration and drilling expenses had no effect on the consolidated financial statements, since at December 30, 2003, the specific oil-field exploration and depletion reserve had been entirely utilized.

Under the successful efforts method of accounting for oil and gas exploration costs, exploration costs are charged to income when incurred, except that exploratory drilling costs are included in fixed assets, pending determination of proven reserves. Exploration wells more than 12 months old are expensed unless (a) (i) they are in an area requiring major capital expenditure before production can begin, (ii) commercially productive quantities of reserves have been found, and (iii) they are subject to further exploration or appraisal activity in that either drilling of additional exploratory wells is under way or firmly planned for the near future, or (b) proved reserves are recorded within 12 months following the completion of exploratory drilling. Expenses pertaining to the drilling of development wells are capitalized whether or not successful.

Management makes annual assessments of the amounts included within fixed assets to determine whether capitalization is initially appropriate and can continue. Exploration wells capitalized beyond 12 months are subject to additional judgment as to whether the facts and circumstances have changed and therefore whether the conditions described in clauses (a) and (b) of the preceding paragraph no longer apply. PEMEX management believes that this new methodology reflects the best practice for recognizing the capitalization of expenses related to the exploration and drilling of wells.

Through December 31, 2003, a specific capital reserve was established to cover current and future exploration and drilling costs. As oil and gas was extracted from existing wells, the equity reserve was increased, and an amount equal to the increase was charged to cost of sales based upon a calculated quota of exploration and drilling cost per barrel. Accumulated drilling costs pertaining to successful wells were reclassified from that reserve and charged as an investment in fixed assets.

(f) Marketable securities

Marketable securities include investments in debt and equity securities and have been classified on the basis of their intended use at the date of acquisition as debt instruments to be held to maturity, financial instruments for trading and financial instruments available for sale. These financial instruments are initially recorded at acquisition cost, and are subsequently valued as follows

i. Debt instruments to be held to maturity are valued at acquisition cost and are subsequently reduced by the amortization of any premiums or increased by the amortization of any discounts over the term of the debt instrument, in proportion to the outstanding balance. Any loss in value is recognized in the income statement at the end of each period.

ii. Financial instruments held for trading and available for sale are valued at fair value, which is similar to market value. The fair value is the value at which a financial asset can be exchanged or a financial liability can be liquidated between interested and willing parties in an arm's-length transaction. The effect of the valuation of financial instruments is recorded in income for the year.

(g) Inventory valuation

Inventories are valued as follows:

I. Crude oil and derivatives thereof for export: at net realizable value, determined on the basis of average export prices at September 30, 2006 and 2005, less a provision for distribution expenses and shrinkage.

II. Crude oil and derivatives thereof for domestic sales: at cost, as calculated based on net realizable international market prices.

III. Materials, spare parts and supplies: at the last purchase price.

IV. Materials in transit: at acquisition cost.

(h) Property, plant and equipment

PEMEX's assets are initially recorded at acquisition or construction cost. Interest pertaining to fixed assets in the construction or installation phase are capitalized as part of the asset cost. As of September 30, 2006 and 2005, these assets are expressed at their inflation restated value, determined by applying factors computed from the NCPI.

Depreciation is calculated using the straight-line method based on the expected useful lives of the assets. Depreciation rates are applied to the inflation restated value of the assets. Asset depreciation begins the month after the asset is placed into service. The depreciation rates used by PEMEX are as follows:

	%	Years
Buildings	3	33
Plants and drilling equipment	3-5	20-33
Furniture and fixtures	10	10
Offshore platforms	4	25
Transportation equipment	4-20	5-25
Pipelines	4	25
Software/computers	10-25	4-10

Related gains or losses from the sale or disposal of fixed assets are recognized in income for the period in which they are incurred. PEMEX amortizes its well assets using the units-of-production ("UOP") method. The amount to be recognized as amortization expense is calculated based upon the number of equivalent barrels of crude oil extracted from each specific field as compared to the field's total proved reserves.

The Reglamento de Trabajos Petroleros ("Petroleum Works Law") provides that once a well turns out to be dry, invaded with salt water, abandoned due to mechanical failure or when the well's production has been depleted such that abandonment is necessary due to economic unfeasibility of production, it must be plugged to ensure the maintenance of sanitary and safe conditions and to prevent the seepage of hydrocarbons to the surface. All activities required for plugging a well are undertaken for the purpose of properly and definitively isolating the cross formations in the perforation that contains oil, gas or water, in order to ensure that hydrocarbons do not seep to the surface. This law also requires that PEMEX obtain approval from the Ministry of Energy for the dismantlement of hydrocarbon installations, either for the purpose of replacing them with new installations or for permanent retirement.

Effective January 1, 2003, PEMEX adopted Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments" issued by the MIPA ("Bulletin C-9"), which establishes general rules for the valuation, presentation and disclosure of liabilities, provisions and contingent assets and liabilities, as well as for the disclosure of commitments entered into by a company as a part of its normal operations. As a result, PEMEX changed the method of accruing the costs related to wells subject to abandonment and dismantlement. The present values of these costs are recorded as liabilities on a discounted basis when incurred, which is typically at the time the wells are put into service. The amounts recorded for these obligations are initially recorded by capitalizing the respective costs. Over time the liabilities will be accreted by the change in their present value during each period and the initial capitalized costs will be depreciated over the useful lives of the related assets based on the UOP method. In the case of the non-producing wells subject to abandonment and dismantlement, the full dismantlement and abandonment cost will be recognized at the end of each period.

The carrying value of these long-lived assets is subject to an annual impairment assessment.

(i) Impairment of the value of long-lived assets

Effective January 1, 2004, PEMEX adopted Bulletin C-15, "Impairment of the Value of Long-Lived Assets and their Disposal", issued by the MIPA ("Bulletin C-15"), which establishes, among other things, criteria for the identification and, in its case, record of the losses for impairment or fall of value in the assets of long duration, tangiblese, intangible, including the mercantile credit .

PEMEX evaluates the impairment of long-lived assets whenever there are events or circumstances indicating that the book value of a given asset may not be recoverable. In order to analyze impairment, PEMEX makes a comparison, for each of the cash-generating units, of the book value of the long-lived assets and the estimated future value (discounted) of cash flows generated by such long-lived assets. If the book value of the long-lived assets exceeds the estimated recoverable value, a charge is made to income for the period for an impairment loss. This calculation is made at the end of each period, and in accordance with Bulletin C-15, the impairment recorded can be reversed in subsequent periods if the subsequent impairment analysis does not indicate a loss in such future periods.

(j) Liabilities, provisions, contingent assets and liabilities and commitments

PEMEX's liabilities represent present obligations and the liability provisions recognized in the balance sheet represent present obligations whose settlement will probably require the use of an estimate of economic resources. These provisions have been recorded, based on management's best estimate of the amount needed to settle present liability; however, actual results could differ from the provisions recognized.

(k) Foreign currency balances and transactions

Transactions denominated in foreign currency are recorded at the respective exchange rates prevailing on the day that the transactions are entered into. Monetary assets and liabilities in foreign currencies are stated in pesos at the rates in effect at the balance sheet date and published by the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit, or "SHCP"). Foreign exchange losses and gains are charged and credited, respectively, to income.

(l) Retirement benefits, pensions and seniority premiums

In accordance with the Ley Federal del Trabajo ("Federal Labor Law") and pursuant to collective bargaining agreements, seniority premium benefits to which every employee is entitled upon termination of employment, and the pension obligations arising from the employee retirement plans, to which employees do not contribute, are recorded at the cost of years in which employees rendered services in accordance with actuarial valuations that use the projected unit-credit method. PEMEX includes the effect of its labor obligations in these consolidated financial statements in accordance with the standards established by Bulletin D-3 "Labor Obligations" ("Obligaciones Laborales") of Mexican GAAP issued by the MIPA ("Bulletin D-3").

Beginning on January 1, 2005, PEMEX adopted certain provisions of the revised Bulletin D-3, "Labor Obligations", which provides additional valuation and disclosure requirements for recognizing severance payments paid to employees upon dismissal. The adoption of these provisions resulted in the recognition of an initial liability related to prior service costs for an amount of approximately Ps. 1,322,540 and a charge to income upon adoption for the same amount, which is presented in the consolidated statement of operations as part of the cumulative effect of adoption of new accounting standards.

The plan for post-retirement benefits includes support given in the form of cash to retired personnel and their dependents for gas, gasoline and basic supplies, as well as medical services.

(m) Equity

Certificates of Contribution "A", the Mexican Government increase in equity of Petróleos Mexicanos and the Subsidiary Entities, accumulated losses and other equity accounts represent the value of these items stated in terms of purchasing power at the most recent balance sheet date, and are determined by applying factors derived from the NCPI to the historical amounts.

(n) Surplus in the restatement of equity

The surplus in the restatement of equity at September 30, 2006 and 2005 is composed of cumulative results from the initial net monetary position and of results from holding non-monetary assets (mainly inventories and properties and equipment), restated in Mexican pesos of purchasing power as of the most recent balance sheet date.

(o) Result on monetary position

The result on monetary position represents the gain or loss, measured in terms of the NCPI, on net monthly monetary assets and liabilities for the year, expressed in Mexican pesos of purchasing power as of the most recent balance sheet date.

(p) Cost of sales

Cost of sales is determined by adding to inventories at the beginning of the year the operating cost of oil fields, refineries and plants (including internally-consumed products), the purchase cost of refined and other products, and deducting the value of inventories at the end of the year. The amount thus determined is restated to period end purchasing power based on NCPI factors. Cost of sales also includes the depreciation and amortization expense associated with assets used in operations as well as the expense associated with the reserve for future dismantlement and abandonment costs.

(q) Taxes and federal duties

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based upon petroleum revenues and do not generate temporary differences or deferred income taxes. Petróleos Mexicanos and the Subsidiary Entities are not subject to the Ley del Impuesto Sobre la Renta ("Income Tax Law") or the Ley del Impuesto al Activo ("Asset Tax Law"). Some of the Subsidiary Companies are subject to the Income Tax Law and Asset Tax Law; however, such Subsidiary Companies do not generate significant deferred income taxes.

(r) Revenue recognition

For all export products, risk of loss and ownership title is transferred upon shipment, and thus PEMEX records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in which the customer takes product delivery at a PEMEX facility, sales revenues are recorded at the time delivery is taken. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership is transferred at the delivery point, and PEMEX records sales revenue upon delivery.

(s) Derivative financial instruments and hedging operations

Effective on January 1, 2005, PEMEX adopted the provisions of Bulletin C-10, "Derivative Financial Instruments and Hedging Operations" ("Bulletin C-10") issued by the MIPA, which provide expanded guidance for the recognition, valuation and disclosure applicable to derivative financial instruments designed as hedges and embedded derivatives.

As of December 31, 2005, derivative financial instruments shown in the balance sheet are valued at fair value, in accordance with the rules established by Bulletin C-10

(t) Financial instruments with characteristics of liability, equity or both

Financial instruments issued by PEMEX with characteristics of equity, liabilities or of both, are recorded at the time of issuance as a liability, equity or as both, depending on the components involved. Initial costs incurred in the issuance of those instruments are assigned to liabilities and equity in the same proportion as the amounts of their components. Gains or losses pertaining to the components of financial instruments classified as liabilities are recorded as part of comprehensive financing cost. The distribution of profits to the owners of the components of financial instruments classified as equity is charged directly to an equity account.

(u) Use of estimates

The preparation of the financial statements in accordance with Mexican GAAP requires the use of estimates. PEMEX management makes estimates and assumptions that affect the amounts and the disclosures presented as of the date of the consolidated financial statements. Actual results could differ from those estimates.

(v) Comprehensive income (loss)

Comprehensive income (loss) is represented by the net loss for the period plus the effect of restatement, the net increase or decrease in the specific oil-field exploration and depletion reserve (through 2003), and items required by specific accounting standards to be reflected in equity but which do not constitute equity contributions, reductions or distributions, and is restated on the basis of NCPI factors.

(w) Comprehensive financing cost

Comprehensive financing cost includes all types of financial gains or losses resulting from the real cost of financing in an inflationary environment, such as net interest income and expense, net foreign exchange gains or losses, the effects of valuation on financial instruments, and net gains or losses on monetary positions.

(x) Reclassifications

Certain reclassifications have been made to 2005 amounts presented in the consolidated financial statements and related notes to conform such amounts and disclosures to the current year presentation.

(y) Deferred taxes

Deferred taxes are recorded based on the assets and liabilities method with comprehensive focus, which consists of the recognition of deferred taxes for the temporary differences between accounting and tax basis of assets and liabilities.

(z) Convenience translation

United Stated dollar ("U.S. dollar") amounts shown in the balance sheets, the statements of operations, the statements of changes in equity and statements of changes in financial position have been included solely for the convenience of the reader. Such amounts are translated from pesos, as a matter of arithmetic computation only, at an exchange rate for the settlement of obligations in foreign currencies provided by Banco de México and the SHCP at December 31, 2004. Translations herein should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing rate or any other rate.

3. Accounts, notes receivable and other

As of September 30, 2006 and 2005 the accounts, notes and other are as follows:

	2006	2005
Trade-domestic	$ 63,849,190	$ 52,858,599
Trade-foreign	22,307,468	18,381,378
Pemex Finance, Ltd		
Mexican Government, advance payments on minimum guaranteed dividends	192,639	7,951,845
Specific Funds Trade Commssion	12,802,084	18,119,442
Ordinary HydrocarbonsDuty	8,151,630	
Employees and officers	3,049,879	2,527,362
Other accounts receivable	61,851,531	41,040,031
Less:allowance for doubtful accounts	(2,412,699)	(2,412,699)
	$ 169,791,722	$ 138,786,531

4. Inventories

As of September 30, 2006 and 2005 inventories are as follows:

	2006	2005
Crude oil, refined products, derivatives and petrochemical products	$ 60,738,388	$ 51,878,565
Materials and supplies in stock	4,831,268	3,626,815
Materials and products in transit	1,259,609	750,395
Less:		
Allowance for slow-moving inventory and obsolescence reserve	(1,498,590)	(1,603,679)
	$ 65,330,675	$ 54,652,096

5. Properties and equipment

As of September 30, 2006 and 2005 the balances of this concept, net of accumulated depreciation and amortization, are as follows:

	2006	2005
Plants	$ 354,965,693	$ 353,001,211
Pipelines	259,992,436	244,650,705
Wells	376,076,387	309,385,959
Buildings	39,886,181	39,880,673
Offshore platforms	129,469,078	107,534,556
Furniture and equipment	45,153,998	43,496,526
Accumulated depreciation and amortization	(640,703,081)	(578,512,820)
Land	$ 40,521,358	$ 40,258,012
Construction in progress	76,203,630	93,132,032
	$ 682,330,263	$ 649,851,967

The depreciation of fixed assets and amortization of wells at the end of September 30, 2006 and 2005, recognized in cost and operating expenses, was Ps. 45,653,363 and Ps. 38,405,818, respectively.

6. Long-term debt

During the nine-month period ended September 30, 2006, Petróleos Mexicanos undertook the following financing activities:

a. Petróleos Mexicanos obtained U.S.$ 51,722 in purchasing loans and project financings. The purchasing loans and project financings bear interest at a rate of LIBOR plus a spread between 0.225% and 0.50% and are repayable between 2006 and 2011.

b. Petróleos Mexicanos utilized U.S.$3,300,000 from its two revolving credit facilities, each in the amount of U.S.$1.25 billion; both credit facilities may also be used by the Pemex Project Funding Master Trust (the "Master Trust"), subject to prior authorization by the Ministry of Finance.

During the six-month period ended June 30, 2006, the Master Trust obtained U.S.$ 439,204 in loans from financial institutions to finance investments in long-term productive infrastructure projects, which PEMEX refers to as PIDIREGAS. These loans are guaranteed by Petróleos Mexicanos and export credit agencies.

In addition, the Master Trust undertook the following financing activities:

a. On February 2, 2006, the Master Trust issued U.S.$1,500,000 aggregate principal amount of Notes, of which U.S.$750,000 bear interest at a rate of 5.75% and mature in 2015 and U.S.$750,000 bear interest at a rate of 6.625% and mature in 2035. This issuance was a reopening of the June 8, 2005 issuance, guaranteed by Petróleos Mexicanos, under its Medium-Term Notes Program, Series A.

b. On May 23, 2006, the Master Trust refinanced a syndicated credit facility for a total amount of U.S.$4,250,000, divided in two tranches of U.S.$1,500,000 and U.S.$2,750,000, with terms of 5 and 7 years, respectively.

Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals have jointly guaranteed the payment obligations of Petróleos Mexicanos under its guarantee of the Master Trust financings described above.

During the six-months period ended June 30, 2006, the Fideicomiso F/163 undertook the following financing activity. On June 16, 2006, Fideicomiso F/163 issued Ps.10,000,000 aggregate principal amount of notes in the Mexican domestic market, guaranteed by Petróleos Mexicanos.

Pemex-Exploration and Production, Pemex-Refining, and Pemex-Gas and Basic Petrochemicals have jointly guaranteed the payment obligations of Petróleos Mexicanos under its guarantee of this Fideicomiso F/163 financing.

In 2005, significant financing activities were as follows:

a. Petróleos Mexicanos obtained U.S. $42,300 for purchasing loans and project financing, granted by export credit agencies.

b. During the same period the Master Trust obtained U.S. $604,700 for purchasing loans and project financing, granted by export credit agencies.

c. Petróleos Mexicanos issued short-term certificates totaling Ps. 16,000,000 (in nominal terms), at several interest rates. This amount, as well as the balance as of December 31, 2004 for Ps. 2,000,000, was repaid in several dates during 2005.

d. On February 24, 2005, the Master Trust issued €1,000,000 of 5.50% Notes due 2025, guaranteed by Petróleos Mexicanos, under its Medium-Term Notes Program, Series A.

e. From the syndicated loan obtained by Master Trust in September 2005 for U.S.$4,250,000, only U.S.$2,020,800 related to new indebtedness, the remaining U.S$2,229,200 was used to refinance other syndicated credits.

During 2005, the Fideicomiso F/163 undertook the following financing activities:

a. On February 1, 2005, Fideicomiso F/163 issued, under its expanded to Ps. 70,000,000 Publicly Traded Notes Program, approved by the "Comisión Nacional Bancaria y de Valores" (the Banking and Securities National Commission) (the "CNBV"), a total of (UDI's 1,697.6 million (Ps. 6,000,000) of notes denominated in Unidades de Inversión (Units of Investment, or "UDI's") in the Mexican domestic market, guaranteed by Petróleos Mexicanos.

b. On February 11, 2005, Fideicomiso F/163 issued, under its expanded to Ps. 70,000,000 Publicly Traded Notes Program, approved by CNBV, a total of Ps. 15,000,000 of notes in the Mexican domestic market, guaranteed by Petróleos Mexicanos, consisting of two tranches: one for Ps. 7,500,000 of notes due February 11, 2010, bearing interest at the 91-day Cetes (Treasury bill) rate plus 51 basis points; and the other one for Ps. 7,500,000 of notes due February 11, 2013, bearing interest at the 182-day Cetes rate plus 57 basis points.

7. Comprehensive gain (loss)

The comprehensive gain (loss) for the periods ended September 30, 2006 and 2005, is analyzed as follows:

	2006	2005
Net loss for the year	$ 48,527,965	($ 12,997,965)
Effect of restatement of the year - Net	10,327,967	(6,587,886)
Others	(3,701,165)	(10,153,001)
Comprehensive loss for the year	($ 55,154,767)	($ 29,738,752)

8. Foreign currency position

As of September 30, 2006 and 2005, the consolidated financial statements of PEMEX include monetary assets and liabilities as follows:

	Amounts in foreign currency (Thousands)				
As at September 30,2006	Assets	Liabilities	Long (short) position	Exchange rate	Amounts in pesos
U.S. dollars	22,747,586	(61,668,161)	(38,920,574)	10.9935	($427,873,340)
Japanese yen		(157,992,852)	(157,992,852)	0.0931	(14,710,714)
Pounds sterling	251	(424,276)	(424,024)	20.5205	(8,701,189)
Euros	2,545	(4,237,067)	(4,234,521)	13.9222	(58,953,727)
Net-short position before foreign-currency hedging					($510,238,970)

As at September 30,2005

U.S. dollars	18,347,091	(38,438,392)	(20,091,301)	10.7907	($216,799,201)
Japanese yen		(158,937,985)	(158,937,985)	0.0955	(15,178,578)
Pounds sterling	351	(474,289)	(473,938)	19.1276	(9,065,292)
Swiss francs		(142)	(142)	9.3558	(1,328)
Euros	3,813	(4,220,238)	(4,216,425)	13.0298	(54,939,175)
Net-short position before foreign-currency hedging					($295,983,574)

9. Commitments and Contingencies

a. In the normal course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. PEMEX does not believe a materially unfavorable outcome is probable for any known or pending lawsuits or threatened litigation for which PEMEX has not made any accruals.

b. PEMEX is subject to the Ley General de Equilibrio Ecológico y Protección al Ambiente (General Law on Ecology and Protection of the Environment, or the "Environmental Law"). To comply with this law, PEMEX has contracted environmental audits for its larger operating, storage and transportation facilities. Following the completion of such audits, PEMEX signed various agreements with the Procuraduría Federal de Protección al Ambiente (Federal Attorney of Environmental Protection, or "PROFEPA") to implement environmental remediation and improvement plans. Such plans include remediation for environmental damages previously caused, as well as related investments for the improvement of equipment, maintenance, labor and materials.

PEMEX recorded a reserve for environmental remediation as of June 30, 2006 of Ps.1,059,623. This reserve is included in long-term liabilities in the balance sheet.

c. As of June 30, 2006, PEMEX is involved in various civil, tax, labor and administrative lawsuits, the final resolution of which is pending as of the date of these financial statements. Based on the information available, the total claim amount for these lawsuits totals approximately Ps.22,900,000. At June 30, 2006, PEMEX had accrued Ps.8,430,206 related to these contingent liabilities.

d. PEMEX is currently involved in arbitration proceedings with Conproca, S.A. de C.V. ("Conproca"), arising out of public works contracts signed with Conproca and accounted for as PIDIREGAS, pursuant to which Conproca is seeking payment of U.S.$632,801. PEMEX iled a counter-claim against Conproca for the non-fulfilment of contracts relating to the Cadereyta Project in the amount of U.S.$907,660. Hearings are still pending in the arbitration for the presentation of evidence and presentation of expert opinions, among other stages of the arbitration.

e. Construcciones Industriales del Golfo, S. A. de C. V. filed a commercial claim against PEMEX and a Subsidiary Entity in connection with public work contract no. STI-CEPE-06/92. On August 25, 2005, the Subsidiary Entity was ordered by the Third Civil District Court in the Federal District to pay U.S.$4,358,730 for additional works performed and not paid for and U.S.$229,950 for financial expenses (plus interest accruing at a rate of 6%). The final judgment is still pending due to an appeal for constitutional relief, referred to as an amparo, filed by the contractor.

f. The Comisión Federal de Competencia (Federal Trade Commission) issued a resolution against PEMEX for alleged monopolistic policies relating to exclusivity clauses in contracts related to the sale of lubricants, grease, and oil. The resolution requires that the following measures be taken:

- amendment of the joint venture agreements, trademark license contract, franchise supply contract, as well as other documents that contain the exclusivity clause;

- amendment of contracts with franchise service stations to adjust franchise and supply contracts; and

- reporting of the resolution issued by the Federal Trade Commission to the legal representatives of service stations.

As of the date of these financial statements, PEMEX has filed two amparos against this resolution. The first of these amparos was decided in favor of PEMEX, but was challenged through an appeal for review and a final resolution is still pending. PEMEX has not accrued any reserve for this claim.

g. PEMEX filed a civil claim against Mecánica de la Peña, S.A. de C.V. and the Mexican Petroleum Institute before the Twelfth Civil District Court of the Federal District related to certain contracts entered into with Mecánica de la Peña, S.A. de C.V. and Mecapeña, S.A. de C.V. PEMEX is seeking approximately U.S.$2,550,000 and U.S.$2,240,000 in contractual penalties due the alleged breach of public works contracts (No. PR-SPD-21/94 and PR-SPD-19/94, respectively). As of this date, no final judgment has been issued since the resolution of an amparo filed by the Mexican Petroleum Institute is still pending.

h. The Federal Commission of Competition has implemented certain administrative procedures against a Subsidiary Entity. As of this date, two resolutions have been issued under the administrative procedures (No. IO-62-97, dated July 10, 2003 and IO-14-99 dated November 27, 2003). An amparo against such resolutions filed by Impulsora Jalisciense, S. A. de C. V. was denied. Consequently, the Subsidiary Entity is waiting for a notification from the Federal Commission of Competition notifying that the six-month term to comply with these resolutions has been renewed. A fine for an amount of 1,500 times the prevailing minimum wage (Salario Mínimo Vigente) in the Federal District for every day elapsed without compliance with these resolutions has not been ordered.

PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell field that expires in 2015. At September 30, 2006 and December 31, 2005, the value of the nitrogen to be supplied during the term of the contract was approximately Ps.13,719,451 and Ps.15,335,690, respectively. In the event of the annulment of the contract and depending on the circumstances, PEMEX would be required to purchase the nitrogen production plant in accordance with the terms of the contract.

The future payments in connection with this contract are estimated as follows:

2006	Ps.	799,699
2007		2,337,167
2008		1,611,572
2009		1,256,859
2010		1,256,859
2011 and thereafter		6,457,295
Total	Ps.	13,719,451

b. Since 2003, PEMEX has entered into Multiple Services Contracts (MSCs). In connection with these contracts, the contractor, at his own cost, administers and supports the execution of the works outlined in the MSCs, which are classified in development, infrastructure and maintenance categories. The estimated value of the MSCs, as of September 30, 2006 and December 31, 2005 is as follows:

Date of contracting	Block	2006		2005	
February 9, 2004	Olmos	U.S. $	343,574	U.S. $	343,574
November 21, 2003	Cuervito		260,072		260,072
November 28, 2003	Misión		1,035,580		1,035,580
November 14, 2003	Reynosa-Monterrey		2,437,196		2,437,196
December 8, 2003	Fronterizo		264,977		264,977
December 9, 2004	Pandura-Anáhuac		900,392		900,392
March 23, 2005	Pirineo		645,295		645,295
Total		U.S. $	5,887,086	U.S. $	5,887,086

10. Business segment information

PEMEX operates in different activities, since it is devoted to the exploration and production of crude oil and natural gas, as well as to the process and distribution of refined and petrochemical products. The principal business segment information without considering the eliminations for the consolidated financial statements effects, is as follows:

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies
As at September 30,2006					
Trade Income					
External Costumers	$ -	$ 291,447,151	$ 99,775,578	$ 15,186,832	$ 400,959,418
Intersegments	660,464,798	33,599,694	61,608,903	6,751,448	115,666,456
Operation Gain (Loss)	527,092,340	(64,466,783)	8,390,362	(8,047,976)	(9,484,254)
Net Gain (Loss)	60,727,739	(20,332,383)	6,861,846	(12,612,485)	55,838,007
Total Assets	951,794,911	377,391,827	120,468,188	71,316,119	1,769,745,004
As at September 30,2005					
Trade Income					
External Costumers	$ -	265,752,268	98,745,593	15,018,869	308,446,870
Intersegments	528,511,816	27,579,000	57,545,699	6,655,437	103,091,000
Operation Gain (Loss)	406,639,132	(475,000)	9,146,048	(6,420,197)	1,584,000
Net Gain (Loss)	3,847,000	(21,654,000)	8,789,000	(8,642,000)	32,680,000
Total Assets	772,149,845	313,468,638	116,082,958	51,385,857	1,424,723,998

RELATION OF SHARES INVESTMENTS

(Thousands of Pesos)

ANNEX 3

CONSOLIDATED

COMPANY NAME (1)	MAIN ACTIVITIES	No. OF SHARES	PERCENTAGE OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos) ACQUISITION COST	CURRENT VALUE (3)
SUBSIDIARIES					
Integrated Trade System Inc.	Technical and Computing Services	8,860	100.00	34,920	105,739
Kot Insurance Company, Ltd.	Reinsurance	7,000,000	100.00	22,676	919,981
P.M.I. Comercio Internacional, S.A de C.V	International trader of crude oil	2,214,241	98.33	22,142	375,509
P.M.I. Holdings B.V.	Holding	40	100.00	79	1,914,302
P.M.I. Holdings N.V.	Holding	6,200	100.00	7,956	63,802
P.M.I. Trading Ltd.	International trader of refined products	4,900	48.51	587	1,864,701
P.M.I. Marine Ltd.	Trader of crude oil	230,275	100.00	17,509	72,613
Mex-Gas Internacional, Ltd.	Trader of gas	1,000	100.00	28,217	685,829
OTHER SUBSIDIARIES (4) (N° SUBS)					
Total Investments in Subsidiaries					6,002,476
AFFILIATES					
Repsol YPF	Oil & gas company	59,404,128	4.94	0	19,425,822
Deer Park Refining Limited	Refining company	1	0.00	0	8,327,802
Mexicana de Lubricantes, S.A. de C.V. (Mexlub).	Lubricants trader	17,879,561	46.85	178,796	148,728
Gasoductos de Chihuahua, S. de R.L. de C.V	Gas transportation	393,049,321	50.00	393,579	1,377,526
I.I.I., S.A	Assets Holding	62,165,678	100.00	62,167	1,016,066
Cia. Mexicana de Exploraciones, S.A. de C.V	Onshore and offshore exploring	25,333,847	60.00	8,152	237,196
Pan American Suphur Company, Ltd.	Sulphuric liquid storage and distribution	1,498	99.87	5,271	16,288
Pasco Terminals	Sulphuric liquid storage and distribution	1,000	100.00	47,325	26,954
Other Investments		1	0.00	0	1,161,210
Investment Fluctuation Estimation		0	0.00	0	(740,883)
Total Investments in Affiliates				695,290	30,996,709
OTHER PERMANENT INVESTMENTS					146,627
TOTAL				695,290	31,143,336

OBSERVATIONS:

UNDER THE COLUMN OF NUMBER OF SHARES, NUMBER 1 WAS WRITTEN DOWN FOR VALIDATING PURPOSES, SINCE THERE ARE NO SHARES IN SUCH COMPANIES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2006

PETRÓLEOS MEXICANOS

CREDIT BREAK DOWN

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

			Amortization of Credits in Foreign Currency with National Institutions (Thousands of Pesos)						Amortization of Credits in Foreign Currency with Foreign Institutions (Thousands of Pesos)					
CREDIT TYPE/INSTITUTION	Amortization Date	Interest Rate	Time Interval						Time Interval					
			Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or More	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more
BANK LOANS (3)														
FOREIGN TRADE														
BANCA SERFIN S.A. (1) (8)	28/04/2008	5.32	0	0	0	0	0	0	0	1,099,350	1,099,350	0	0	0
BANCA SERFIN S.A. (6) (11)	30/03/2009	7.32	0	888,888	1,777,778	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.A. (6) (7)	05/11/2012	11.00	0	0	4,000,000	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE COMERCIO EXTERIOR SNC - (1) (7)	30/06/2018	5.44	0	0	0	0	0	0	0	219,870	219,870	219,870	219,870	1,758,960
BANCO SANTANDER CENTRAL HISPANO (1) (8)	20/03/2007	5.44	0	0	0	0	0	0	0	659,610	0	0	0	0
BANCO SANTANDER MEXICANO, S.A. (1) (8)	19/09/2013	5.37	0	0	0	0	0	0	2,748,375	109,935	109,935	109,935	109,935	329,805
BANCO SANTANDER MEXICANO, S.A. (6) (11)	23/11/2012	7.31	0	0	3,000,000	0	0	0	0	0	0	0	0	0
BANOBRAS (1) (8)	28/12/2006	5.38	0	0	0	0	0	0	69,675	0	0	0	0	0
BANOBRAS (1) (8)	16/11/2006	5.54	0	0	0	0	0	0	23,447	0	0	0	0	0
BARCLAYS BANK, P.L.C. (1) (8)	22/03/2007	5.33	0	0	0	0	0	0	0	10,993,500	0	0	0	0
BARCLAYS BANK, P.L.C. (1) (8)	06/10/2006	5.33	0	0	0	0	0	0	2,748,375	0	0	0	0	0
BBVA BANCOMER, S.A. SUCURSAL MEXICO D.F. (6) (11)	23/12/2008	7.32	0	0	4,945,000	0	0	0	0	0	0	0	0	0
BBVA BANCOMER, S.A. SUCURSAL MEXICO D.F. (6) (11)	20/12/2012	9.41	0	555,556	4,833,333	0	0	0	0	0	0	0	0	0
BBVA BANCOMER, S.A. SUCURSAL MEXICO D.F. (6) (7)	23/12/2008	8.40	0	0	2,055,000	0	0	0	0	0	0	0	0	0
CALYON NEW YORK BRANCH (1) (8)	06/10/2006	5.33	0	0	0	0	0	0	13,741,875	0	0	0	0	0
CITIBANK N.A. (1) (8)	18/06/2013	5.39	0	0	0	0	0	0	0	0	0	0	0	46,722,375
DERIVACION DE FONDOS (1) (8)	16/11/2006	5.45	0	0	0	0	0	0	191,405	0	0	0	0	0
GENERAL ELECTRIC CAPITAL CORPORATION (1) (7)	02/07/2012	24.82	0	0	0	0	0	0	0	144,646	123,200	123,200	123,200	258,555
DERIVACION DE FONDOS (2) (8)	16/11/2006	3.20	0	0	0	0	0	0	1,774	0	0	0	0	0
NACIONAL FINANCIERA, S.N.C. (1) (7)	29/12/2008	5.58	0	0	0	0	0	0	0	0	0	1,099,350	0	0
NACIONAL FINANCIERA, S.N.C. (3) (7)	15/12/2009	4.20	0	0	0	0	0	0	111,980	111,981	223,962	223,962	111,981	0
WESTLB AG, LONDON BRANCH (1) (8)	17/05/2007	5.29	0	0	0	0	0	0	164,903	164,903	0	0	0	0
ACCRUED INTEREST PAYABLE	31/12/2006	0.00	0	69,522	0	0	0	0	0	.0	0	0	0	0
CONPROCA, S.A. DE CV (1) (7)	15/06/2010	8.40	0	0	0	0	0	0	958,728	0	3,124,623	2,307,932	2,505,870	0
ACCRUED INTEREST PAYABLE CONPROCA	31/12/2006	0.00	0	0	0	0	0	0	222,212	0	0	0	0	0
FSO INC. (1)(7)	14/09/2008	15.00	0	0	0	0	0	0	103,647	0	275,070	220,749	0	0
CSM	31/10/2010	5.62	0	0	0	0	0	0	418,393	0	746,992	484,779	222,565	40,909
GUARANTEED BANK LOANS	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible] 0	[illegible]	[illegible]	[illegible]	[illegible]
A/S EXPORTFINANS (1) (7)	15/10/2008	4.62	0	0	0	0	0	0	3,802	42,807	27,106	3,802	0	0
A/S EXPORTFINANS (1) (7)	29/03/2014	3.86	0	0	0	0	0	0	97,971	203,844	299,145	198,708	160,969	422,862
ABN AMRO BANK, N.V. (1) (7)	29/03/2014	4.50	0	0	0	0	0	0	0	195,209	195,209	195,209	195,209	683,234
ABN AMRO BANK, N.V. (1) (8)	25/06/2015	5.68	0	0	0	0	0	0	755,962	1,611,543	2,561,509	2,561,509	2,355,222	5,491,333
BANCO SANTANDER CENTRAL HISPANO (1) (8)	23/06/2011	4.65	0	0	0	0	0	0	9,725	185,483	93,735	57,136	15,104	8,324
BARCLAYS BANK,P.L.C. (1) (8)	20/03/2014	5.43	0	0	0	0	0	0	399,303	451,695	850,998	850,998	850,998	2,199,860
BNP PARIBAS (1) (8)	25/01/2015	5.45	0	0	0	0	0	0	258,671	1,215,752	1,474,422	1,474,422	1,474,422	5,936,490
J.P. MORGAN CHASE (1) (8)	06/03/2012	5.42	0	0	0	0	0	0	0	67,999	67,999	67,999	67,999	81,631
DEUTSCHE BANK (1) (8)	16/12/2013	5.45	0	0	0	0	0	0	10,563	15,522	26,085	26,085	23,605	73,940
DRESDNER BANK AG (1) (8)	01/06/2012	5.32	0	0	0	0	0	0	131,474	131,474	262,946	262,946	262,946	507,356
EXPORT DEVELOPMENT CANADA (1) (8)	29/06/2015	5.54	0	0	0	0	0	0	54,968	164,903	219,870	219,870	219,870	934,447
EXPORT DEVELOPMENT CANADA (1) (8)	15/12/2010	5.42	0	0	0	0	0	0	109,935	109,935	219,870	219,870	219,870	109,935
EXPORT DEVELOPMENT CANADA (1) (8)	15/04/2013	5.41	0	0	0	0	0	0	19,485	28,852	39,840	27,081	20,609	21,323
HSBC BANK, PLC (1) (8)	30/06/2017	5.40	0	0	0	0	0	0	123,456	318,154	441,610	455,427	451,594	1,592,095
HSBC BANK, PLC (1) (7)	26/09/2011	5.87	0	0	0	0	0	0	20,609	89,113	88,398	57,437	57,437	57,437
JAPAN BANK FOR INTERNATIONAL COOPERATION (1) (7)	30/06/2015	4.36	0	0	0	0	0	0	0	11,033	22,066	22,066	22,066	110,329
JAPAN BANK FOR INTERNATIONAL COOPERATION (3) (7)	08/03/2017	1.60	0	0	0	0	0	0	0	94,957	189,914	189,914	189,914	1,234,442
KREDITANSTALT FUR WIEDERAUFB (KFW) (1) (7)	15/12/2006	5.91	0	0	0	0	0	0	9,966	0	0	0	0	0
KREDITANSTALT FUR WIEDERAUFB (KFW) (1) (8)	31/03/2011	5.38	0	0	0	0	0	0	0	33,221	33,221	30,290	27,217	14,009
KREDITANSTALT FUR WIEDERAUFB (KFW) (1) (8)	31/12/2012	5.43	0	0	0	0	0	0	50,638	144,457	195,095	195,095	195,095	400,418
MEDIOCREDITO CENTRALE S.P.A. (1) (8)	30/04/2012	5.31	0	0	0	0	0	0	26,014	26,014	52,027	52,027	52,027	104,055
HSBC BANK, PLC (1) (7)	29/10/2007	5.55	0	0	0	0	0	0	11,383	19,862	3,360	0	0	0
HSBC BANK, PLC (1) (8)	17/04/2014	5.22	0	0	0	0	0	0	10,525	10,525	21,051	21,051	21,051	84,203
NACIONAL FINANCIERA, S.N.C. (3) (7)	20/11/2015	2.90	0	0	0	0	0	0	150,050	150,050	300,099	300,099	300,099	1,650,546
NATEXIS BANQUE (2) (7)	30/06/2016	2.00	0	0	0	0	0	0	0	737	737	737	737	3,019
SOCIETE GENERALE (1) (8)	31/01/2012	5.53	0	0	0	0	0	0	46,942	576,191	464,120	327,549	245,164	133,568
SOCIETE GENERALE (1) (8)	20/03/2008	5.44	0	0	0	0	0	0	0	13,626	6,813	0	0	0
SOCIETE GENERALE (1) (8)	28/02/2017	5.45	0	0	0	0	0	0	0	0	0	43,015	43,015	279,595

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2006

PETRÓLEOS MEXICANOS

CREDIT BREAK DOWN

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

CREDIT TYPE/INSTITUTION	Amortization Date	Interest Rate	Amortization of Credits in Foreign Currency with National Institutions (Thousands of Pesos) — Time Interval: Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or More	Amortization of Credits in Foreign Currency with Foreign Institutions (Thousands of Pesos) — Time Interval: Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more
STANDARD CHARTERED BANK (1) (8)	20/01/2015	5.49	0	0	0	0	0	0	109,935	756,611	866,546	866,546	866,546	3,324,506
THE BANK OF TOKYO,MITSUBISHI,LTD. (1) (8)	30/06/2015	5.51	0	0	0	0	0	0	109,935	609,568	730,536	730,536	730,536	3,640,464
THE EXPORT-IMPORT BANK OF KOREA (1) (7)	28/02/2017	4.88	0	0	0	0	0	0	109,935	109,935	219,870	270,510	270,510	768,898
MIZUHO CORPORATE BANK, LTD (3) (7)	20/05/2010	1.98	0	0	0	0	0	0	650,243	650,243	1,300,485	1,300,485	1,300,775	0
TORONTO DOMINION BANK (1) (8)	20/10/2009	5.21	0	0	0	0	0	0	51,528	51,528	103,056	99,172	18,441	0
ACCRUED INTEREST PAYABLE	31/12/2006	0.00	0	0	0	0	0	0	926,614	0	0	0	0	0
COMMERCIAL BANKING														
OTHERS														
TOTAL BANK LOANS			0	1,513,966	20,611,111	0	0	0	26,028,869	21,647,045	17,300,742	15,917,370	13,952,470	78,978,943
STOCK EXCHANGE														
LISTED AT THE STOCK EXCHANGE (MEXICO AND/OR ABROAD)														
CITIBANK N.A. (2) (7)	13/08/2007	7.38	0	0	0	0	0	0	0	5,392,651	0	0	0	0
DEUTSCHE BANK (1) (7)	01/06/2007	9.00	0	0	0	0	0	0	0	685,038	0	0	0	0
DEUTSCHE BANK (1) (7)	01/12/2023	8.63	0	0	0	0	0	0	0	0	0	0	0	102,734
DEUTSCHE BANK (1) (7)	15/09/2027	9.50	0	0	0	0	0	0	0	0	0	0	0	261,096
DEUTSCHE BANK (1) (7)	15/09/2007	8.85	0	0	0	0	0	0	0	1,825,932	0	0	0	0
DEUTSCHE BANK (1) (7)	01/08/2011	5.47	0	0	0	0	0	0	0	0	0	0	0	0
DEUTSCHE BANK (1) (7)	15/09/2007	8.85	0	0	0	0	0	0	0	4,770,168	0	0	0	0
DEUTSCHE BANK (1) (7)	15/03/2027	9.50	0	0	0	0	0	0	0	0	0	0	0	4,433,635
DEUTSCHE BANK (1) (7)	02/12/2008	9.38	0	0	0	0	0	0	0	0	0	5,420,037	0	0
DEUTSCHE BANK (1) (7)	01/06/2007	9.00	0	0	0	0	0	0	0	2,063,337	0	0	0	0
DEUTSCHE BANK (1) (7)	01/12/2023	8.63	0	0	0	0	0	0	0	0	0	0	0	2,645,641
DEUTSCHE BANK (1) (7)	28/09/2009	7.75	0	0	0	0	0	0	0	0	0	19,238,625	0	0
DEUTSCHE BANK (1) (7)	15/06/2035	8.63	0	0	0	0	0	0	0	0	0	0	0	13,741,875
DEUTSCHE BANK (1) (7)	15/02/2008	8.50	0	0	0	0	0	0	0	0	10,993,500	0	0	0
DEUTSCHE BANK (1) (7)	30/03/2018	9.25	0	0	0	0	0	0	0	0	0	0	0	3,742,484
DEUTSCHE BANK (1) (7)	15/09/2027	9.50	0	0	0	0	0	0	0	0	0	0	0	4,331,725
DEUTSCHE BANK (1) (7)	15/12/2015	5.75	0	0	0	0	0	0	0	0	0	0	0	19,238,625
DEUTSCHE BANK (1) (7)	15/12/2014	7.38	0	0	0	0	0	0	0	0	0	0	0	19,238,625
DEUTSCHE BANK (1) (7)	15/08/2008	6.13	0	0	0	0	0	0	0	0	8,245,125	0	0	0
DEUTSCHE BANK (1) (7)	13/10/2010	9.13	0	0	0	0	0	0	0	0	0	0	0	10,993,500
DEUTSCHE BANK (1) (7)	15/11/2011	8.00	0	0	0	0	0	0	0	0	0	0	0	8,245,125
DEUTSCHE BANK (1) (7)	01/02/2022	8.63	0	0	0	0	0	0	0	0	0	0	0	10,993,500
DEUTSCHE BANK (1) (7)	01/02/2009	7.88	0	0	0	0	0	0	0	0	0	10,993,500	0	0
DEUTSCHE BANK (1) (7)	15/09/2027	9.50	0	0	0	0	0	0	0	0	0	0	0	862,748
DEUTSCHE BANK (1) (7)	02/12/2008	9.38	0	0	0	0	0	0	0	0	0	1,156,714	0	0
DEUTSCHE BANK (1) (7)	01/08/2011	5.47	0	0	0	0	0	0	0	0	0	0	0	0
DEUTSCHE BANK (1) (8)	03/12/2012	5.39	0	0	0	0	0	0	0	0	0	0	0	8,245,125
DEUTSCHE BANK (2) (9)	04/03/2008	8.21	0	0	0	0	0	0	0	0	1,438,040	0	0	0
DEUTSCHE BANK (3) (7)	05/12/2023	3.50	0	0	0	0	0	0	0	0	0	0	0	2,793,447
DEUTSCHE BANK (5) (7)	18/12/2013	7.50	0	0	0	0	0	0	0	0	0	0	0	8,208,188
J.P. MORGAN CHASE (2) (7)	05/08/2016	6.38	0	0	0	0	0	0	0	0	0	0	0	11,833,845
J.P. MORGAN CHASE (2) (7)	05/08/2013	6.25	0	0	0	0	0	0	0	0	0	0	0	6,961,085
J.P. MORGAN CHASE (2) (7)	05/04/2010	6.83	0	0	0	0	0	0	0	0	0	0	10,441,628	0
J.P. MORGAN CHASE (2) (7)	24/02/2025	5.50	0	0	0	0	0	0	0	0	0	0	0	13,922,170
J.P. MORGAN CHASE (2) (7)	02/08/2007	7.75	0	0	0	0	0	0	0	6,961,085	0	0	0	0
J.P. MORGAN CHASE (1) (7)	30/03/2018	9.25	0	0	0	0	0	0	0	0	0	0	0	105,241
J.P. MORGAN CHASE (1) (7)	01/08/2011	5.47	0	0	0	0	0	0	0	0	0	0	0	0
J.P. MORGAN CHASE (1) (8)	16/10/2009	5.51	0	0	0	0	0	0	0	0	0	0	5,496,750	0
J.P. MORGAN CHASE (1) (8)	15/06/2010	5.39	0	0	0	0	0	0	0	0	0	0	16,490,250	0
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. (6) (11)	05/06/2014	7.32	0	0	10,000,000	0	0	0	0	0	0	0	0	0
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. (6) (12)	31/01/2013	7.33	0	0	12,487,400	0	0	0	0	0	0	0	0	0
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. (6) (12)	18/10/2007	7.18	0	0	13,000,000	0	0	0	0	0	0	0	0	0
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. (6) (12)	13/10/2011	7.18	0	0	5,500,000	0	0	0	0	0	0	0	0	0
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. (6) (12)	08/10/2009	7.58	0	0	13,500,000	0	0	0	0	0	0	0	0	0
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. (6) (12)	04/02/2010	7.17	0	0	12,512,600	0	0	0	0	0	0	0	0	0
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. (6) (13)	05/12/2019	0.00	0	0	11,580,250	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2006

PETRÓLEOS MEXICANOS

CREDIT BREAK DOWN

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

CREDIT TYPE/INSTITUTION	Amortization Date	Interest Rate	Amortization of Credits in Foreign Currency with National Institutions (Thousands of Pesos) Time Interval: Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or More	Amortization of Credits in Foreign Currency with Foreign Institutions (Thousands of Pesos) Time Interval: Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. (6) (7)	14/10/2010	8.38	0	0	6,172,000	0	0	0	0	0	0	0	0	0
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. (6) (7)	16/07/2015	9.91	0	0	9,500,000	0	0	0	0	0	0	0	0	0
ACCRUED INTEREST PAYABLE	31/12/2006	0.00	0	1,525,563	0	0	0	0	0	0	0	0	0	0
ADVANCED INTERESTS	31/12/2006	0.00	0	(3,039,529)	0	0	0	0	0	0	0	0	0	0
PEMEX FINANCE (1) (7)	15/11/2018	6.96	0	0	0	0	0	0	1,181,801	3,334,688	3,664,507	3,664,500	2,345,280	5,973,135
PEMEX FINANCE (1) (8)	07/04/2014	4.31	0	0	0	0	0	0	258,298	0	0	0	0	2,088,765
ACCRUED INTEREST PAYABLE	31/12/2006	0.00	0	0	0	0	0	0	4,876,731	0	0	0	0	0
ADVANCED INTERESTS	31/12/2006	0.00	0	0	0	0	0	0	(1,079,369)	0	0	0	0	0
GUARANTEED STOCK EXCHANGE			0	0	0	0	0	0	0	0	0	0	0	0
REPCON LUX	26/01/2011	4.50	0	0	0	0	0	0	0	0	0	0	0	15,102,189
ACCRUED INTERESTS PAYABLE REPCON LUX	31/12/2006	0.00	0	0	0	0	0	0	0	120,818	0	0	0	0
PRIVATE PLACEMENTS			0	0	0	0	0	0	0	0	0	0	0	0
PRIVATE PLACEMENTS	24/08/2008	5.37	0	0	0	0	0	0	0	0	1,923,863	0	0	0
GUARANTEED			0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE AND PRIVATE PLACEMENTS			0	(1,513,966)	94,252,250	0	0	0	5,237,461	25,153,717	28,265,035	40,473,376	34,773,908	174,064,503
SUPPLIERS														
OTHER SUPPLIERS		0.00	0	28,289,950	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			0	28,289,950	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS														
OTHER CURRENT LIABILITIES		0.00	0	20,629,304	0	0	0	0	0	0	0	0	0	0
TOTAL GENERAL			0	48,918,254	114,863,361	0	0	0	31,266,330	46,600,762	43,565,777	56,390,746	48,726,378	253,043,446

**PAYING AGENTS

NOTES:

CURRENCIES

ACCOUNTING EXCHANGE RATES

(1) Dollars
(2) Euros
(3) Japanese Yens
(4) Swiss Francs
(5) Sterling Pounds
(6) Pesos

TYPE OF RATE
(7) Fix Rate
(8) Libor Rate
(9) Floating Rate
(10) Discount Rate
(11) TIIE Rate
(12) Cetes
(13) Coupon Zero

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2006

PETRÓLEOS MEXICANOS

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE

(Thousands of Pesos)

ANNEX 6

CONSOLIDATED

TRADE BALANCE	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
FOREIGN CURRENCY POSITION					
TOTAL ASSETS	22,747,587	250,075,595	3,694	40,606	250,116,201
LIABILITIES POSITION	61,668,161	677,948,935	7,495,906	82,406,236	760,355,171
SHORT TERM LIABILITIES POSITION	33,171,777	364,673,935	1,636,092	17,986,372	382,660,307
LONG TERM LIABILITIES POSITION	28,496,384	313,275,000	5,859,814	64,419,864	377,694,864
NET BALANCE	(38,920,574)	(427,873,340)	(7,492,212)	(82,365,630)	(510,238,970)

(1) FOREIGN CURRENCY AND EXCHANGE RATE SHOULD BE DISCLOSED IN THE OBSERVATIONS SECTION

OBSERVATIONS

(1) American Dollars	10.9935
(2) Japanese Yens	0.09311
(3) Sterling Pounds	20.52047
(4) Swiss Francs	8.7682
(5) Euros	13.92217

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2006

PETRÓLEOS MEXICANOS

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION

(Thousands of Pesos)

ANNEX 7

CONSOLIDATED

NOT APPLICABLE

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY EFFECT
JANUARY	0	0	0	0	0
FEBRUARY	0	0	0	0	0
MARCH	0	0	0	0	0
APRIL	0	0	0	0	0
MAY	0	0	0	0	0
JUNE	0	0	0	0	0
JULY	0	0	0	0	0
AUGUST	0	0	0	0	0
SEPTEMBER	0	0	0	0	(7,311,535)
OCTOBER	0	0	0	0	0
NOVEMBER	0	0	0	0	0
DECEMBER	0	0	0	0	0
ACTUALIZATION :	0	0	0	0	0
CAPITALIZATION :	0	0	0	0	0
FOREIGN CORP. :	0	0	0	0	0
OTHERS	0	0	0	0	0
TOTAL					(7,311,535)

OBSERVATIONS

NOTE: PETROLEOS MEXICANOS AND ITS SUBSIDIARY ENTITIES INCLUDED THE RESULTS ACCORDING TO MONETARY POSITION THROUGH THE CONSOLIDATION PROCESS OF THE CORPORATE FINANCIAL STATEMENTS, OF ITS SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES WITH AN ACCRUED AMOUNT OF 7,311,535, THUS WE CONSIDER THIS ANNEX AS NON APPLICABLE.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2006

PETRÓLEOS MEXICANOS

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET

ANNEX 8

CONSOLIDATED

FINANCIAL LIMITS BASED IN ISSUED DEED AND /OR TITLE
DOES NOT APPLY SINCE THERE ARE NO FINANCIAL LIMITS DERIVED FROM THE FINANCINGS ATTAINED UNDER THIS PROGRAM.
ACTUAL SITUATION OF FINANCIAL LIMITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2006

PETRÓLEOS MEXICANOS

PLANTS, COMMERCIAL FACILITIES OF DISTRIBUTION AND/0R SERVICE

ANNEX 9

CONSOLIDATED

FACILITY OR CENTER	ECONOMIC ACTIVITY	INSTALLED CAPACITY (1)	% USED
PEP		0	0.0
Crude oil production (tbpd)		3,372	98.1
Gas Production (mmcfpd)		5,371	98.4
REFINING		0	0.0
Atmospheric destillation capacity (tbpd)		**1,540**	**84.1**
Cadereyta		275	76.4
Madero		190	80.3
Minatitlán		185	91.6
Salamanca		245	80.4
Salina Cruz		330	90.2
Tula		315	85.1
Storage and Distribution Facilities (tbpd)		**13,056**	**100.0**
GAS AND BASIC PETROCHEMICALS		0	0.0
Sweetening Gas plant (mmcfpd)		**4,503**	**72.0**
Cactus		1,960	67.3
Nuevo Pemex		880	88.0
Ciudad Pemex		1,290	72.5
Matapionche		109	68.6
Poza Rica		230	45.5
Arenque		34	97.1
PETROCHEMICALS		0	0.0
Production Capacity (tt)		**9,403**	**51.8**
Camargo (in desincorporation process)		249	0.0
Cangrejera		2,453	80.7
Cosoleacaque		3,721	27.6
Escolín		252	11.0
Independencia		215	29.4
Morelos		1,692	69.4
Pajaritos		763	78.0
Tula*		57	0.0
Distribution Facilities		0	0.0
Petrochemicals (tt) Note 1		**249,251**	**84.0**

tbpd.- thousand barrels per day
mmcfd.- million cubic feet per day
tb.- thousand barrels
tt.- thousand tons

*Facility out of order

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2006

PETRÓLEOS MEXICANOS

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBS.	TOTAL PRODUCTION COST %
CONDENSATES	PEMEX EXPLORATION & PRODUCTION				8
WET SOUR GAS	PEMEX EXPLORATION & PRODUCTION				73
CRUDE OIL	PEMEX EXPLORATION & PRODUCTION				74
WET SWEET GAS	PEMEX EXPLORATION & PRODUCTION				11

OBSERVATIONS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2006

PETRÓLEOS MEXICANOS

DOMESTIC SALES

ANNEX 11

CONSOLIDATED

MAIN PRODUCTS	NET SELLS		% OF MARKET	MAIN	
	VOLUME	AMOUNT	SHARE	TRADEMARKS	COSTUMERS
REFINED PRODUCTS:	0	0	0.00		
FUEL OIL	277	33,612,474	0.00		
DIESEL	344	65,644,358	100.00	Pemex Diesel	Distributors
L.P. GAS	300	38,413,818	0.00		Distributors
MAGNA SIN GASOLINE	593	134,977,628	100.00	Pemex Magna	Distributors
PREMIUM GASOLINE	117	30,696,311	100.00	Pemex Premium	Distributors
JET FUEL	61	14,403,854	0.00		
OTHER REFINED PRODUCTS	69	7,011,063	0.00		
PETROCHEMICAL PRODUCTS:	0	0	0.00		
METHANE DERIVATIVES	606	1,931,016	0.00	(A)	(E)
ETHANE DERIVATIVES	777	8,269,095	0.00	(B)	(F)
AROMATICS AND DERIVATIVES	359	4,300,731	0.00	(C)	(G)
PROPYLENE AND DERIVATIVES	23	2,139,586	0.00	(D)	(H)
OTHER PETROCHEMICAL PRODUCTS	1,049	1,290,122	0.00		(I)
DRY GAS	2,969	58,746,215	0.00		(J)
IEPS	0	0	0.00		
EFFECT B-10	0	4,973,289	0.00		
FOREIGN					
CRUDE OIL (tbd)	1,697	299,195,915	0.00		
REFINED PRODUCTS	182	31,417,666	0.00		
PETROCHEMICAL PRODUCTS	205	2,405,660	0.00		
MARGINAL EFFECT	0	63,724,209	0.00		
B-10 EFFECT	0	4,216,213	0.00		
TOTAL		807,369,223			

Tbd - thousand barrels per day

M$ - thousands of pesos

MMcfpd - million cubic feet per day

Tt - thousand tons

(A) It includes the contribution made by Pemex Petrochemicals to the domestic market of the following products: ammonia and methanol.

(B) It includes the contribution made by Pemex Petrochemicals to the domestic market of the following products: ethylene, glycols, PEAD, PEBD, ethylene oxide and vinyl chloride.

(C) It includes the contribution made by Pemex Petrochemicalss to the domestic market of the following products: bencene, styrene, toluene, xylenes, paraxylenes.

(D) It includes the contribution made by Pemex Petrochemicals to the domestic market of the following products: acrylonitrile and propylene.

Note: The participation percentage of Petrochemicals in the market is considering the period from January to February, 2006.

The volumes are given in thousand barrels per day, except the petrochemical products which are given in thousands of tons and dry gas which is given in millions of cubic feet per day.

(E) UNIVEX, S.A. DE C.V.; AGROGEN, S.A. DE C.V.; INTEGRADORA APRODIFER, S.A. DE C.V.; FERTIREY, S.A. DE C.V.; MASAGRO S.A. DE C.V.; .

(F) INDUSTRIAS DERIVADAS DEL ETILENO, S.A. DE C.V.; POLIOLES, S.A. DE C.V.; DISTRIBUIDORA DON RAMIS, S.A. DE C.V.; GRUPO PRIMEX, S.A. DE C.V.; POLICYD, S.A. DE C.V.;

(G) TEREFTALATOS MEXICANOS, S.A. DE C.V.; RESIRENE, S.A. DE C.V.; NEGOCIACION ALVI, S.A. DE C.V.; COMERCIAL MEXICANA DE PINTURAS, S.A. DE C.V.; SÍNTESIS ORGÁNICAS, S.A. DE C.V.

(H) DOW INTERNACIONAL MEXICANA, S.A. DE C.V.; NEGOCIACION ALVI, S.A. DE C.V.; QUIMI-KAO, S.A. DE C.V.; COMPLEX QUÍMICA, S.A. DE C.V.; CLARIANT MÉXICO, S.A. DE C.V.

(I) INDUSTRIA QUIMICA DEL ISTMO S.A. DE C.V.; PRODUCTOS QUÍMICOS LA ANITA, S.A. DE C.V.; CONSORCIO GUAL, S.A. DE C.V.; ÁCIDO DE MÉXICO, S.A. DE C.V.; SERVICIOS Y PRODUCTOS QUÍMICOS COR VEL, S.A. DE C.V.

(J) CFE, IPP'S DISTRIBUIDORES, INDUSTRIALES (ISPAT), L Y F DEL CENTRO

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2006

PETRÓLEOS MEXICANOS

EXPORT SALES

ANNEX 11

CONSOLIDATED

MAIN PRODUCTS	NET SALES			MAIN	
	VOLUME	AMOUNT	DESTINY	TRADEMARKS	COSTUMERS
CRUDE OIL (tbd)	0	299,195,915			
REFINED PRODUCTS	0	31,417,666			
PETROCHEMICAL PRODUCTS	0	2,405,660			
MARGINAL EFFECT	0	63,724,209			
B-10 EFFECT	0	4,216,213			
TOTAL		400,959,663			

Tbd - thousand barrels per day
M$ - thousands of pesos
MMcfpd - million cubic feet per day
Tt - thousand tons

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2006

PETRÓLEOS MEXICANOS

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF SHARES

CONSOLIDATED

SERIAL	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUBSCRIPTION	FIXED	VARIABLE
NA		0						292,709,053
TOTAL			0	0	0	0	0	**292,709,053**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION:

SHARES PROPORTION BY:

CPO'S :
UNITS':
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

	SERIAL	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE		AT QUARTER			

OBSERVATIONS

THE VARIABLE CAPITAL STOCK STATED HERE IS NOT REPRESENTED BY SHARES, SINCE PEMEX DOES NOT HAVE SHARES, BUT CERTIFICATES OF CONTRIBUTION OF THE FEDERAL GOVERNMENT.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2006

PETRÓLEOS MEXICANOS

INFORMATION OF PROJECTS

ANNEX 13

CONSOLIDATED

DOES NOT APPLY SINCE PEMEX HAS NOT DISCLOSED ANY PROJECT AS AN OUTSTANDING EVENT.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2006

PETRÓLEOS MEXICANOS

INFORMATION OF PROJECTS

ANNEX 14

BASIS OF TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES

CONSOLIDATED

BASIS OF TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES

The financial statements of the subsidiaries that are reported in U.S.A. dollars were translated into Mexican pesos in conformity with Mexican Accounting Principles Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations, issued by the MIPA, as follows:

BALANCE SHEET:
All balance sheet amounts, were translated at the prevailing exchange rate at period-end.

STATEMENT OF RESULTS:
The statement of results amounts were translated at the average exchange rate of the end of the reporting period. The resulting difference in the translation of the two Financial Statements, is registered in the Equity as a result of translation.

NOTES TO THE FINANCIAL STATEMENTS

CONSOLIDATED
FINAL PRINTING

(1) NOTES CORRESPONDING TO THE AMOUNTS OF THE BASIC FINANCIAL STATEMENTS, AS WELL AS THEIR BREAKDOWN AND OTHER CONCEPTS ARE INCLUDED IN THIS ANNEX.

NOTES TO THE FINANCIAL STATEMENTS

CONSOLIDATED
FINAL PRINTING

(1) NOTES CORRESPONDING TO THE AMOUNTS OF THE BASIC FINANCIAL STATEMENTS, AS WELL AS THEIR BREAKDOWN AND OTHER CONCEPTS ARE INCLUDED IN THIS ANNEX.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2006

PETRÓLEOS MEXICANOS

ISSUER GENERAL INFORMATION

COMPANY:	BANCO JPMORGAN, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	1944 25 00
FAX:	1944 89 00
E-MAIL:	
INTERNET PAGE:	www.pemex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID:	PME 380607P35
FISCAL ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.

OFFICERS INFORMATION

POSITION BMV:	CHAIRMAN OF THE BOARD OF DIRECTORS
POSITION:	CHAIRMAN OF THE BOARD OF DIRECTORS
NAME:	LIC. FERNANDO DE JESUS CANALES CLARIOND
ADDRESS:	INSURGENTES SUR 890
	COL. DEL VALLE
ZIP:	3100
CITY:	MEXICO, D.F.
TELEPHONE:	50 00 60 31
FAX:	5000 62 22
E-MAIL:	fcanales@energia.gob.mx

POSITION BMV:	DIRECTOR GENERAL
POSITION:	DIRECTOR GENERAL
NAME:	ING. LUIS RAMÍREZ CORZO Y HERNÁNDEZ
ADDRES:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 94 19
FAX:	19 44 95 85
E-MAIL:	directorgeneral@pemex.com

POSITION BMV:	CHIEF FINANCIAL OFFICER
POSITION:	CHIEF FINANCIAL OFFICER
NAME:	ESTEBAN LEVÍN BALCELLS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2006

PETRÓLEOS MEXICANOS

ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 97 79
FAX:	19 44 93 78
E-MAIL:	elevin@dcf.pemex.com

POSITION BMV:	AUTHORIZED TO SEND CORPORATE INFORMATION VIA EMISNET
POSITION:	ASSOCIATE MANAGING DIRECTOR OF FINANCIAL LEGAL AFFAIRS
NAME:	LIC. RICARDO FERNÁNDEZ DELGADO
ADDRES:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 92 11
FAX:	19 44 89 00
E-MAIL:	rfernandezd@dcf.pemex.com

POSITION BMV:	AUTHORIZED TO SEND REPURCHASES VIA EMISNET
POSITION:	
NAME:	
ADDRES:	
ZIP:	
CITY:	MEXICO, D.F.
TELEPHONE:	
FAX:	
E-MAIL:	

POSITION BMV:	RESPONSIBLE OF THE LEGAL AREA
POSITION:	GENERAL COUNSEL OF PETRÓLEOS MEXICANOS
NAME:	LIC. JOSÉ NESTOR GARCÍA REZA
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 96 87
FAX:	19 44 86 81
E-MAIL:	ngarcia@dca.pemex.com

POSITION BMV:	RESPONSIBLE OF PROVIDING INFORMATION BY EMISNET
POSITION:	ASSOCIATE MANAGING DIRECTOR OF ACCOUNTING
NAME:	C.P. ENRIQUE DÍAZ ESCALANTE
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311

CITY:	MEXICO, D.F.
TELEPHONE:	19 44 91 73
FAX:	19 44 92 93
E-MAIL:	ediaz@dcf.pemex.com

POSITION BMV:	AUTHORIZED TO SEND RELEVANT EVENTS VIA EMISNET
POSITION:	DEPUTY MANAGING DIRECTOR OF INFORMATION AND PRESS RELEASES
NAME:	LIC. HOMERO RICARDO NIÑO DE RIVERA VELA
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 8989
FAX:	19 44 3140
E-MAIL:	hnino@dca.pemex.com

POSITION BMV:	RESPONSIBLE OF PROVIDING INFORMATION TO INVESTORS
POSITION:	ASSOCIATE MANAGING DIRECTOR OF RELATION WITH INVESTORS
NAME:	LIC. CELINA TORRES URIBE
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 80 15
FAX:	19 44 81 47
E-MAIL:	ctorresu@dcf.pemex.com

POSITION BMV:	SECRETARY OF THE BOARD OF DIRECTORS
POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	LIC. ISRAEL HURTADO ACOSTA
ADDRESS:	INSURGENTES SUR 890
	DEL VALLE
ZIP:	3100
CITY:	MEXICO, D.F.
TELEPHONE:	5000 62 31
FAX:	5000 60 48
E-MAIL:	ihurtado@energia.gob.mx

NAME:	ACCOUNTANT MARÍA MAGDALENA ROBLES BARCELATA
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 91 42
FAX:	19 44 84 37
E-MAIL:	mrobles@dcf.pemex.com

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2006

PETRÓLEOS MEXICANOS

ISSUER GENERAL INFORMATION

BOARD OF DIRECTORS

CHAIRMAN OF THE BOARD OF DIRECTORS

	Lic. Fernando de Jesús Canales Clariond
Regular Member	Ricardo Aldana Prieto, Engineer
Regular Member	Pedro Cerisola Weber, Architect
Regular Member	Dr. Luis Ernesto Derbez Bautista
Regular Member	Lic.Sergio García de Alba Zepeda
Regular Member	Lic. José Francisco Gil Díaz
Regular Member	Mr. Ramón Hernández Toledo
Regular Member	José Luis Luege Tamargo, Engineer
Regular Member	Mr. Mario Martínez Aldana
Regular Member	Mr. Pablo Pavón Vinales
Regular Member	Mr. Alejandro Sánchez Narvánez
Alternate Member	Ms. Yomara Abdeslem Sosa
Alternate Member	Mónica Barrera Rivera, Engineer
Alternate Member	Dr. Irma Adriana Gómez Cavazos
Alternate Member	Mr. Donaciano González Hidalgo
Alternate Member	Dr. Carlos Hurtado López
Alternate Member	Mr. Sergio López Salinas
Alternate Member	Mr. José Luis Magaña Díaz
Alternate Member	Lic. Alejandro Nemo Gómez Strozzi
Alternate Member	Mr. César Rodríguez Hipólito
Alternate Member	Felipe Adrián Vázquez Gálvez, Chemist
Regular Public Commissioner	Lic. Gabriel Ramón Moctezuma Muñoz
Alternate Public Commissioner	Dr. Miguel Angel Cedillo Hernández
Secretary of the Board of Directors	Lic. Israel Hurtado Acosta
Prosecretary of the Board of Directors	Lic. Raoul Capdevielle Orozco

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: /s/ Mauricio Alazraki Pfeffer
Mauricio Alazraki Pfeffer
Associate Managing Director of Finance

Date: November 1, 2006

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates," "believes," "estimates," "expects," "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.